
05069844



HI-SHEAR TECHNOLOGY CORPORATION

HI-SHEAR TECHNOLOGY

ANNUAL REPORT 2005

The aerospace and defense industry relies on Hi-Shear's outstanding product performance and flawless heritage to ensure complete success of their missions. Our high quality fail-safe pyrotechnic initiation & separation devices and electronic products are used in applications from strategic missiles and tactical weapons to satellites and the rockets that launch them. Fighter and bomber aircraft of the U.S. and international air forces use our ejection seat control unit and impulse cartridges for emergency pilot ejection. Hi-Shear's NASA standard initiator (NSI) is used to power a myriad of key functions on each launch of space exploration vehicles, the Space Shuttle, and other national and international space missions.



Hi-Shear is very proud to have supplied key pyrotechnic initiation and separation products for the Deep Impact Space Probe Mission and the Delta II rocket that launched it. This NASA exploration mission approached the Comet Tempel 1 and launched an armchair sized "impactor" into its surface. This scientific mission enhances knowledge of the solar system and investigates the structure and composition of comets. The probe will return to fly past earth later in 2007.

Demand for Hi-Shear products for use in space and defense sectors continues to be supported by defense spending for reconnaissance satellites, defensive missiles, mine clearing and smart weapon systems. Much of our work this fiscal year was on tactical weapon device production and new space product applications.

During the year, Hi-Shear continued its new product qualification work in both space and military applications. These efforts will continue to provide an expanding range of Hi-Shear products to fulfill our customers needs. We have added ultra low shock separation products, fighter aircraft ejection seat components, satellite mechanisms, and weapons components, as expansions to our existing product lines.

On the financial side, revenues and gross margins for the year were $16,076,000 and $5,217,000 respectively. Operating results for the year reflect the use of our new equipment and improved product margins. Our selling, general and administrative expenses for the year include a one-time write-down of customer accounts receivable in the amount of $1,645,000. Net Income of $215,000 or $0.03 per share includes these improvements in operating results less the receivables write-down and income tax expense.

The Hi-Shear team is committed to the highest customer satisfaction. We continue to receive recognition awards from our customers for our outstanding performance. These efforts are possible because of our dedicated world-class employees, and we thank them for their hard work. We also thank all of our loyal customers and shareholders for their continued support.

George W. Trahan
President & Chief Executive Officer

Facilities

Corporate Offices & Manufacturing Facility
24225 Garnier Street
Torrance, CA 90505
(310) 784-2100

Blending & Storage Facility
26313 North Golden Valley Road
Santa Clarita, CA 91350
(310) 784-2100

Audit Committee Members:
Jack Bunis
David Einsel

Website: http://www.hstc.com

Hi-Shear's aerospace products are used in space satellites and satellite launch vehicles, exploration missions, missiles, advanced fighter aircraft and military systems. Various product and applications listed below are shown on the front cover:

Upper Left:	**SN 9500 Ultra Low Shock Separation Nut shown with the AEHF Satellite**
Upper Right:	**ACES II Analog Recovery Sequencer shown with the F-16 Jet**
Bottom Left:	**Atlas Centaur Separation Bolt shown with Delta and Atlas rockets**
Bottom Right:	**SL 1063 Cutter shown with the A2100 Satellite**

hi-shear

Hi-Shear Technology Corporation
24225 Garnier Street
Torrance, California 90505

VISIT OUR DETAILED WEBSITE:

www.hstc.com

PRODUCT CATALOG

NEWS ARTICLES

CURRENT PROGRAMS

CAPABILITIES


TECHNOLOGY CORP.
UL
REGISTERED FIRM

ISO 9001 A9813

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

{X} ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED MAY 31, 2005

COMMISSION FILE NUMBER: 001-12810

HI-SHEAR TECHNOLOGY CORPORATION
(Name of Small Business Issuer in its Charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	22-2535743 (I.R.S. Employer Identification No.)
24225 GARNIER STREET, TORRANCE, CA (Address of principal executive offices)	90505-5355 (Zip Code)
Issuer's Telephone Number:	(310) 784-2100

Securities registered under Section 12(b) of the Exchange Act:

(Title of each class)	(Name of each exchange on which registered)
COMMON STOCK	AMERICAN STOCK EXCHANGE

Securities registered under Section 12(g) of the Exchange Act:
(Title of each class)
NONE

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES (X) NO ( )

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. (X)

State issuer's revenues for its most recent fiscal year: $ 16,076,000.

The aggregate value of the Registrants Common Stock held by non-affiliates of the Registrant was approximately $6,782,000 as of August 31, 2005, based upon the closing sale price on the American Stock Exchange on that date at which the stock was last sold.

There were approximately 6,701,000 shares of the Registrants Common Stock issued and outstanding as of August 31, 2005.

Part III, other than Item 12, is incorporated by reference from the Registrant's Proxy Statement for its 2005 Annual Meeting of Stockholders to be filed with the Commission within 120 days of May 31, 2005.

Transitional Small Business Disclosure Format YES ( ) NO (X)

HI-SHEAR TECHNOLOGY CORPORATION
FORM 10-KSB

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

GENERAL OVERVIEW

Hi-Shear Technology Corporation designs and manufactures high reliability pyrotechnic, mechanical and electronic products for the aerospace industry, national defense and other applications where pyrotechnic power is desirable. Its products are primarily used in space satellites and satellite launch vehicles, exploration missions, strategic missiles, tactical weapons, advanced fighter aircraft and military systems. Customers such as the military, satellite manufacturers, launch vehicle assemblers, U.S. Government departments and agencies (including NASA), foreign space agencies, and others in the aerospace and defense business widely use the Company's products.

The Company's executive offices are located at 24225 Garnier Street, Torrance, CA 90505-5355, Telephone (310) 784-2100 - Facsimile (310) 325-5354.

HI-SHEAR PRODUCTS

Hi-Shear's products meet the specialized needs of the United States space program and defense applications, and consist primarily of pyrotechnic power cartridges and various types of separation devices designed to meet the demand for reliable high performance, with the strength to fasten two structures under rigorous conditions and then provide quick release upon command. Hi-Shear cartridges, cutters, pin pullers, separation nuts and separation bolts are used widely in the functioning of satellites and the vehicles which launch them into space. In addition, we design and manufacture electronic firing systems that control and sequentially fire the pyrotechnic devices according to pre-programmed parameters. These electronic devices and pyrotechnic products are used in missiles, launch vehicles, weapon systems, fighter aircraft ejection seats and other applications. We continually adapt our technology to produce products for other applications where pyrotechnic power is desirable. Hi-Shear's products can be grouped into three product categories as follows:

PYROTECHNIC CARTRIDGES/INITIATORS. Satellites, missiles, weapon systems and other space vehicles require substantial stand-by power to perform certain timing-dependent functions such as separation, cutting and deployment. Hi-Shear designs, markets and manufactures pyrotechnic power cartridges/initiators that have a high-energy output. These power cartridges are hermetically sealed electro-explosive devices that are compact, lightweight, environment and corrosion resistant and operate with ultra high reliability. The power cartridge provides the energy to operate the Company's separation devices, pin pullers, thrusters, actuators and cutters. These devices are used to open satellite doors, deploy solar panels, booms, communications antennae, missile fins, and in driving stage separation on many of today's major launch vehicles. Hi-Shear manufactures the highest reliability NASA standard initiator used throughout its space exploration missions and the Space Shuttle.

CARTRIDGE ACTUATED DEVICES. Hi-Shear's cartridge actuated devices are mechanical gas-activated products utilized for use on satellites, missiles and other space vehicles. These devices include separation nuts, separation bolts, thrusters, wing/fin actuators, cutters and pin pullers. They are designed for use as standard high strength fastening hardware with the ability to separate and/or release components or structures on command. These devices provide the low shock mechanical action required for rapid separation or deployment of structures or components in multistage launch vehicles, nose cones and capsules, launching pads and sleds, ejection seats, booster rockets, tanks, solar arrays, antenna booms and other devices. We maintain an active program for new designs, including low shock deployment systems for the increasingly lighter satellites used in communications and intelligence gathering.

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In addition to pyrotechnic cartridge activated devices, we manufacture a line of electrically driven ultra low shock separation nuts for satellite applications where an alternative to pyrotechnic activation is desirable. These high performance electric separation devices provide the strength and flight heritage identical to our cartridge activated separation nuts while provide the advantage of reduced shock and resettable usage for appropriate applications. Hi-Shear also supplies sophisticated highly reliable mechanical sub-components used for space vehicles and weapons systems according to customer supplied detailed designs and testing requirements.

Hi-Shear manufactures pyrotechnic cutters for use in a wide range of emergency situations for fire and rescue. The LIFESHEAR cutter's light weight, and ease of use enable it to quickly cut through auto parts and reinforcing bar in order that a victim can readily be extracted from a life threatening situation or access can be quickly gained to a locked area. The tools are manufactured and marketed outside the United States and Canada under license by Akers Krutbruk Protection AB, Akers Styckebruk, Sweden.

ELECTRONIC PRODUCTS. Hi-Shear is a key supplier both in the U.S. and overseas of ejection seat control units for the U.S. Air Force ACES II crew ejection seat installed in many fighter aircraft, including the A-10, B-2, F-15 and F-16. The Analog Recovery Sequencer electronically fires various ordnance events that deploy parachutes and rockets in connection with the pilot's ejection from fighter aircraft. These safety units have a service life of seven years, after which they must be replaced or refurbished.

Hi-Shear also supplies electronic safe arm fuzes for tactical and conventional military programs. The Company's upgraded Patriot (PAC-3) missile system product is in the full-scale production phase. We employ a proprietary initiator in the safe arm product that, when removed, permits full testing of the electronics without risk to personnel or damaging the integrity of the missile system. This allows for economical system safety checks, and also a shelf life estimated at 30 years, which is among the longest in the industry.

CUSTOMERS AND CONTRACTS

Most of the Company's customers are large aerospace prime or subcontractors. In addition, the Company derives a significant amount of its revenue from contracts it has directly with Government customers, including the U.S. Air Force, U.S. Navy, U.S. Army and NASA. Sales to Lockheed Martin and the United States Government accounted for 31% and 29%, respectively, of the Company's revenues in fiscal year 2005, compared to 30% and 24%, respectively, of the Company's revenues in fiscal year 2004. Contract awards and contract competition phases vary from year to year, and therefore sales distribution among customers during any one fiscal year should not be considered indicative of future sales to those customers.

In both fiscal years 2005 and 2004, all of the Company's contracts were on a fixed price contract basis where we agree to perform certain work for a fixed price. These fixed price contracts carry certain inherent risks, including the underestimation of costs, problems with new technologies or the occurrence of adverse changes over the contract period. Due to economies that can be encountered over the period of the contract, these fixed price contracts can also offer significant profit potential. The Company's contracts that evolve from the U.S. Government or from subcontractors are subject to termination for convenience by the customer or the U.S. Government. However, if this termination for convenience were exercised, the Company would be entitled to payment of costs incurred up to the date of termination and a reasonable termination fee. U.S. Government contracts extending beyond one year are also conditioned upon the continuing availability of Congressional appropriations because Congress usually appropriates on a fiscal year basis even though contract performance may take several years.

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BACKLOG

The average time to design, manufacture and ship our products is typical of the lead times required for highly engineered, custom manufactured aerospace products. The final negotiation of the detailed contract requirements together with the purchase of long lead time material, manufacturing processes and testing take between 4 to 12 months or more to accomplish. During fiscal year 2005, we continued our programs to reduce many of the manufacturing lead-times to help our customers with more timely delivery. This is part of an overall strategy by Hi-Shear's aerospace customers to carry fewer components in inventory and to speed the construction of launch vehicles, satellites and weapon systems.

Total requirements included in contracts undertaken by us may contain options that extend beyond one year, and accordingly, portions are carried forward from one year to the next as part of the backlog. Some of the Company's contracts with the U.S. Government and its prime contractors are supply contracts and/or multi-year options whose requirements are primarily based on the Government's demand for products on a periodic basis. Because many factors affect the scheduling of projects, no assurances can be given as to when revenue will be realized on projects that are included in the Company's backlog. Although backlog represents business that is considered to be firm, there can be no assurance that cancellation, changes in quantities, funding changes, or scope adjustments will not occur.

As of May 31, 2005, the Company's backlog of unrecognized revenue and unbilled amounts on open customers' orders was $12.7 million and $17.3 million, respectively, compared to unrecognized revenue and unbilled backlog amounts as of the end of the prior fiscal year of $13.5 million and $18.3 million, respectively. The decrease in both backlogs was a consequence of the total amount of new orders booked during fiscal year 2005 being less than both revenue recognized and billings to customers during fiscal year 2005. Two significant orders for production of parts relative to on-going programs, which ordinarily are received during each fiscal year, were received after the fiscal year ended May 31, 2005. As a result, the Company's revenue and billing backlogs at May 31, 2005 did not include amounts relative to those orders. The total amount of those late-arriving orders was $7.9 million. One order was received in June 2005 from the U.S. Government for electronic ejection seat control products for military aircraft, and the other order was received in early September 2005 for safe arm fuzes for Patriot Advanced Capability (PAC-3) missiles.

COMPETITION

Hi-Shear's aerospace and defense products are thoroughly tested individually, as well as tested in conjunction with the end product into which they are incorporated. After commencement of a given program, it is very costly for competitors to design new competitive components or for customers to change suppliers of the components since the customer would then be required to re-qualify the products. Therefore, due to the Company's extensive financial investment and years of involvement in the development of our products and the practical barriers to entry into the market by competitors, competition is not a critical factor for subsequent orders. In addition, local, state and federal permits and licenses that are required to manufacture such pyrotechnic devices as the Company produces are difficult to obtain and therefore provide further barriers to entry into the market by competitors. Hi-Shear currently qualifies as a small business entity for the purposes of obtaining small business set aside contracts and dealing with U.S. Government contracts or programs.

MANUFACTURING AND PRODUCTION

Production consists of fabricating and assembling the hardware components and separately preparing the pyrotechnic charge used in the power cartridge. Production of the mechanical and electronic devices involves machining components in the precision machining center, the assembly of the components and the testing of the completed units. Throughout the entire process, strict quality assurance controls are maintained including customer and, where required, government inspection. After assembly, the products are functionally tested on a sample basis. During fiscal year 2005, Hi-Shear had approximately 87 full time employees, the majority of whom are engineers and technicians. The handling and processing of pyrotechnic materials requires extensive experience and expertise as well as the proper equipment, facilities and permits. We have been safely handling and processing these fuels and oxidizers for over forty years.

ADDITIONAL INFORMATION

The Company files annual and quarterly reports and proxy statements with the Securities and Exchange Commission (the "Commission") pursuant to federal securities laws. You may inspect such reports, including the exhibits thereto, without charge, at the Public Reference Room of the Commission at 450 Fifth Street N.W., Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. You may also access such material electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

We intend to make available to our stockholders annual reports containing financial statements audited by an independent certified public accounting firm. We may also make available to our stockholders, from time to time, other reports about material corporate developments.

ITEM 2. PROPERTIES

Hi-Shear's manufacturing and executive offices are located in Torrance, California, in a 76,000 square foot building organized for electronic, mechanical, and pyrotechnic manufacturing and assembly operations. The Company leases these offices pursuant to a five (5) year lease through August 31, 2009. The Company also owns and operates a plant on twelve acres of land in Santa Clarita, California that it utilizes as a storage and powder-blending site. We believe that our current leased facilities in Torrance and the property in Santa Clarita are adequately covered by insurance and will adequately support the Company's operations for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

In November 2000, Hi-Shear sued United Space Alliance, LLC, a Delaware limited liability company ("Alliance"), and its predecessor USBI Company, a Delaware Corporation ("USBI"), in the Circuit Court of the Eighteenth Judicial Circuit in and for Brevard County, Florida. Hi-Shear filed suit to recover damages, including damages for the defendants' refusal to pay thirteen invoices totaling $1,319,000 on four separate contracts for specially manufactured aerospace components. All of those unpaid invoices, plus an unbilled amount of $384,000 related to work performed on two of the contracts, were included in accounts receivable. In addition to the Company's lawsuit complaints related to the accounts receivable amounts, the Company also seeks compensatory damages alleging that Alliance fraudulently induced Hi-Shear to enter into two contracts that Alliance had no intention of performing, and that Alliance subsequently repudiated. Further damages are sought for defendants' misappropriation of Hi-Shear's confidential, proprietary and/or trade secret protected designs, drawings, and specifications for other aerospace components.

A counterclaim was filed by the defendants for damages in the amount of $458,004 exclusive of costs, interest and attorney's fees based on the Company's alleged breach of contract. It also alleges a claim for a declaratory judgment, a claim for conversion seeking return of certain alleged government property and an accounting for a claim. The counterclaim arises out of the same circumstances as the Company's lawsuit. As part of its defense in the litigation, Alliance claims that it was coerced through duress to enter into a contract with the Company where the Company was the successful lowest bidder. In addition, Alliance demanded that Hi-Shear ship uncertified flight hardware to it for use on the United States Space Shuttle in order that Alliance receive a performance incentive award payment from NASA of up to $6 million.

In July 2004, Hi-Shear sued Pacific Scientific Energetic Materials Company, a Delaware Corporation, in the Circuit Court of the Eighteenth Judicial Circuit in and for Brevard County, Florida. Hi-Shear filed suit to recover damages resulting from the defendant's misappropriation of Hi-Shear's confidential, proprietary and/or trade secret protected designs, drawings and specifications for certain aerospace components, conspiracy to steal and misappropriate said items, and interference with Hi-Shear's advantageous business relationships. The events of this matter are related to the United Space Alliance lawsuit. Pending further resolution of the United Space Alliance lawsuit, activity in the action against Pacific Scientific has been informally abated.

Trial of the lawsuit against United Space Alliance, LLC and USBI commenced on July 5, 2005 in the Circuit Court of the Eighteenth Judicial Circuit in and for Brevard County, Titusville, Florida. Approximately two weeks following the start of the trial, the court made legal rulings holding that the Company does not own exclusive rights to all of its technical data, which constitute the trade secrets that the Company alleged were misappropriated. Accordingly, the court made rulings on motions for summary judgments in favor of Alliance and USBI, which caused the dismissal of some of Hi-Shear's claims for misappropriation of trade secrets. As a result of the court's rulings, and in order to perfect a subsequent appeal of the rulings, Hi-Shear dismissed, "with prejudice", the remaining claims of its lawsuit alleging misappropriation of trade secrets. As a consequence of those rulings and actions, USBI was dropped as an active participant in the trial, but will remain a defendant in the event the Company appeals the court's ruling after the trial. USBI has now made a claim against the Company for recovery of its attorneys' fees and costs, but has not yet specified the amount it may be seeking. The Company believes USBI is not legally entitled to recovery of its attorneys' fees and intends to vigorously oppose USBI's claim for fees. In addition to the summary judgment regarding alleged trade secrets, the court also ruled on another summary judgment motion to dismiss Hi-Shear's claims for willful breach of a non-disclosure agreement against Alliance.

On September 2, 2005, the jury of the trial of Hi-Shear's lawsuit against United Space Alliance, LLC rendered verdicts regarding both Hi-Shear's breach of contract claims and Alliance's counterclaims. The jury ruled for Hi-Shear on one breach of contract claim, for which it awarded damages in the amount of $57,781, and it ruled against Hi-Shear on the remaining breach of contract claims. The jury also determined that Hi-Shear converted certain property, and awarded Alliance the amount of one dollar. All of the jury awards were exclusive of interest and attorneys' fees.

Final judgment hearings with the court regarding this litigation will be scheduled in the coming months. Among the issues to be addressed in those hearings will be the responsibility for attorneys' fees in this case. The court will determine to what extent Hi-Shear may recover its attorneys' fees from Alliance for the claim on which it prevailed, and to what extent Alliance and USBI may recover their attorneys' fees from Hi-Shear relating to the claims on which they prevailed, including Hi-Shear's claims that were dismissed. Hi-Shear is not able to estimate the amount of attorneys' fees for which it may be liable, if any. Accordingly, no accruals for potential amounts payable have been made at this time. However, awards of attorneys' fees against Hi-Shear could have a material adverse impact on the Company's financial position and results of operations.

As a result of the jury verdict, the net accounts receivable total at May 31, 2005 was reduced by $1,645,000 from $1,703,000 to the $58,000 award to Hi-Shear. That adjustment to accounts receivable resulted in reducing reported net income, after income taxes, for the fiscal year ended May 31, 2005 by $990,000. The Company may exercise its rights to appeal all aspects of this litigation, where it considers it appropriate.

In addition, the Company is subject to other claims and legal actions that may arise in the ordinary course of business. In the opinion of the Company, after consultation with counsel, the ultimate liability, if any, with respect to these other claims and legal actions will not have a material effect on the financial position or on the results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES

Hi-Shear's Common Stock is traded on the American Stock Exchange under the symbol "HSR". The following table reflects the high and low sales prices of the Company's Common Stock, as reported by the American Stock Exchange composite tape, for the periods set forth below:

	High	Low
Fiscal Year 2005 ending May 31, 2005		
4th Quarter	$ 5.46	$ 3.33
3rd Quarter	6.00	4.12
2nd Quarter	5.90	3.21
1st Quarter	3.34	2.90
Fiscal Year 2004 ending May 31, 2004		
4th Quarter	$ 4.00	$ 2.95
3rd Quarter	3.90	2.61
2nd Quarter	3.83	2.50
1st Quarter	3.50	2.02

Hi-Shear has never paid cash dividends, and the payment of any cash dividends in the future are subject to the terms of its credit facility (see Note 8, Financial Statements). Dividends will be determined by the Board of Directors in light of the conditions then existing, including earnings, financial requirements and conditions, opportunities for reinvesting earnings, business conditions and other factors.

Our 1993 nonstatutory stock option plan, which provided for the issuance of options to purchase up to 500,000 shares of our common stock, terminated by its terms on December 23, 2003 (See Note 13).

The number of holders of record of Hi-Shear's Common Stock was 66 and the number of beneficial shareholders was approximately 1,450 as of August 31, 2005.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL OVERVIEW

The following discussion of Hi-Shear's financial condition and results of operations should be read in conjunction with the financial statements and notes thereto included elsewhere in this report. This report, including this discussion, contains forward-looking statements about business strategies, market potential, and product launches and future financial performance that involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors. These include the acceptance and pricing of its new products, the development and nature of its relationship with key strategic partners, the allocation of the federal budget for government sponsored military and aerospace programs, and the economy in general.

CRITICAL ACCOUNTING POLICIES

Hi-Shear's revenues are derived principally from long-term fixed-price contracts that are accounted for on the percentage-of-completion method. Revenues for those contracts are calculated on the basis of the relationship between costs incurred and total estimated costs at completion of the contracts ("cost-to-cost" type of percentage-of-completion method of accounting). Revenue recognition for contracts that require relatively less time to complete than those contracts accounted for on a percentage-of-completion basis are recognized as deliveries are made.

Because of the large amount of contracts in process at any point in time, changes in estimated costs to complete can have a significant impact on profitability of the Company. We estimate that each 1% change in the total estimated costs to complete the contracts in process at May 31, 2005 would change both the amount of revenue and earnings recognized by approximately $64,000.

We evaluate and update estimated costs to complete open contracts on a regular basis. Those evaluations and updates include the participation of management and other key employees from all operational areas. Changed estimates to complete the contracts are then incorporated in the calculations of revenues and profits.

Included in the inventories recorded and maintained by the Company are purchased and manufactured component parts and finished goods that relate to previously completed contracts. The Company's management periodically assesses the likelihood that those inventory items will be used in future contracts, since many of the Company's past contracts relate to on-going programs, for which it will be awarded similar contracts. The method utilized in management's assessment is to select a sample of the total inventory that it considers to be representative of the total inventory. Each sample item is separately evaluated, and reserve amounts are calculated, based upon its assessment of the likelihood that the item will be used for a future contract. After similarly assessing and calculating individual reserve amounts, the resulting total reserve percentage of each sample is applied to the total inventory. Since the inventory reserve methodology is subjective, and subject to changes in estimates based upon updated information, changes in those estimates can be substantial.

RESULTS OF OPERATIONS

FISCAL YEAR ENDED MAY 31, 2005 COMPARED WITH FISCAL YEAR ENDED MAY 31, 2004

Revenues recognized during fiscal year 2005 were $16,076,000, which is $343,000 and 2% less than the total revenues of $16,419,000 recognized during fiscal year 2004. Decreased production on orders for electronic ejection seat control products for military aircraft resulted in a $1,315,000 reduction in revenues during fiscal year 2005 compared to last year, while revenues derived from production on orders for safe arm fuzes for Patriot Advanced Capability ("PAC-3") missiles during fiscal year 2005 was almost the same as last year. Together, those two product groups represented $6,190,000, and 39% of the Company's total revenues, for fiscal year 2005 compared to $7,473,000, and 46% of the Company's total revenues, for fiscal year 2004. Revenues on sales to foreign customers decreased $612,000 from $2,296,000, and 14% of the Company's total revenues, for fiscal year 2004 to $1,684,000, and 10% of the Company's total revenues, for fiscal year 2005. Approximately 43% of that decrease related to orders for electronic ejection seat control products. Offsetting most of the revenue decreases noted above was a $1,249,000 increase in revenues related to production on orders from the U.S. Navy for its Arm Fire Devices ("AFD"), which are used in underwater demolition. Total revenues from that product group were $1,705,000, and 11% of the Company's total revenues, for fiscal year 2005, compared to $456,000 during for the prior fiscal year. Total revenue earned on all orders received directly from U.S. government entities, including orders for AFD and electronic ejection seat control products, amounted to $4,674,000, and

29% of total Company revenues, for the year ended May 31, 2005, compared to $3,931,000, and 24% of total Company revenues, for the prior fiscal year. Similar to the prior fiscal year, during fiscal year 2005 the Company continued to devote a larger proportion of its engineering and manufacturing efforts toward design, qualification and initial production activities associated with new products, in an effort to expand its sales opportunities. Those types of activities typically generate less revenue per hour worked than if the activities performed by those people were devoted to previously produced products.

Cost of revenues for fiscal year 2005 was $10,859,000 compared to $11,239,000 for the previous fiscal year. The $380,000 and 3% decrease in cost of revenues corresponds to a similar reduction in revenues during the same period. While the Company continued to incur more costs than it had historically on the design, qualification and initial production of new products during fiscal year 2005, the total of those costs were less than total costs incurred during the previous fiscal year on similar activities. Additional cost savings from fiscal 2004 to fiscal 2005 resulted from the Company's utilization of recent investments in new manufacturing testing equipment. Reducing reliance upon outside sub-contractors for testing enabled the Company to replace sub-contracting costs with less incremental total costs associated with the use of in-house labor and equipment. Increases to inventory reserves and write-off of slow-moving inventory items resulted in $179,000 charged to cost of revenues for fiscal year 2005, compared to $134,000 that was charged to cost of revenues for similar adjustments during fiscal year 2004. The adjustments to inventory valuations relate to management's estimates regarding the extent to which the Company's inventory items will be used in generating future revenues. In addition, cost of revenues for fiscal year 2005 include $83,000 for anticipated future realization of gross margin losses on contracts in process at May 31, 2005. Recognition of similar anticipated future realization of gross margin losses on contracts in process as of the end of the previous fiscal year amounted to a $253,000 increase to cost of revenues for fiscal year 2004.

Gross margin for fiscal year 2005 increased $37,000 to $5,217,000, or 32.5% of revenues, from $5,180,000, or 31.5% of revenues, which was reported for the fiscal year 2004. The slight increase in both total gross margin amount and percentage of revenues was primarily a result of net cost savings, as discussed above, exceeding the decrease in total revenues.

Selling, general and administrative expenses increased by $1,690,000 and 53%, from $3,210,000 during fiscal year 2004 to $4,900,000 during fiscal year 2005. Most of the increase to selling, general and administrative expenses resulted from a write-down of accounts receivable from a customer, against which the Company has filed a lawsuit. The total amount of the accounts receivable write-down was $1,645,000, which is the amount by which the Company's total accounts receivable balance for that customer exceeded the amount of damages awarded by the jury of a recently concluded trial of the lawsuit (See Note 12). While the Company may exercise its rights to appeal the verdict, it nonetheless adjusted the related accounts receivable balance to the amount of the jury award.

The Company realized operating income of $317,000, or 2% of revenues, for fiscal year 2005, compared to operating income of $1,970,000, or 12% of revenues, for fiscal year 2004. The $1,653,000 decrease is the result of all the factors identified above.

Interest expense decreased from $55,000 for fiscal year 2004 to $-0- for fiscal year 2005. The decrease was a consequence of the Company not having any bank debt during the entire fiscal year ended May 31, 2005. Net cash generated from operating activities throughout fiscal year 2005 was sufficient to pay all of the Company's expenses and other financial obligations. While the Company had no bank debt at May 31, 2005, it can borrow up to $2,500,000 from its commercial bank under a revolving line of credit that remains available through December 15, 2006.

Income tax expense for the year ended May 31, 2005 was $102,000, compared to $-0- income tax expense for the prior fiscal year. While the income tax expense that ordinarily would be associated with the Company's amount of taxable income for the year ended May 31, 2004 was entirely offset by the tax "benefit" from the recognition of deferred tax assets, income tax expense for the year ended May 31, 2005 was not entirely offset by a similar "benefit" resulting from the reduction of a "valuation allowance" for previously unrecognized deferred tax assets.

Net income for fiscal year 2005 decreased by $1,700,000 from $1,915,000, or $0.29 per share, to $215,000, or $0.03 per share.

FINANCIAL CONDITION

Accounts receivable balances, which consist of billed and unbilled amounts, plus claims receivable, were $9,149,000 and $8,327,000 at the end of fiscal year 2005 and fiscal year 2004, respectively. The billed component of the total accounts receivable balance at May 31, 2005 was $4,258,000 compared to $3,287,000 at the end of the previous fiscal year. The total accounts receivable balance at May 31, 2004 included $1,319,000 for invoices billed United Space Alliance, LLC ("Alliance"), against which the Company had filed a lawsuit. As a result of a recent jury verdict in the trial of that lawsuit, the billed accounts receivable at May 31, 2005 were reduced by $1,261,000 to $58,000, which is the amount of the jury's award in its verdict. The Company may exercise its rights to appeal the verdict (See Note 12). Excluding the Alliance billed receivable amounts included in the accounts receivable at both May 31, 2005 and May 31, 2004, the $2,232,000 increase in total billed accounts receivable from May 31, 2004 to May 31, 2005 is primarily attributable to billed receivables during the last two months of fiscal year 2005 (April and May) being $2,233,000 greater than during the same two-month period of fiscal year 2004. The accounts receivable balance at May 31, 2005 was not reduced for a reserve on doubtful accounts, while the accounts receivable balance at May 31, 2004 was reduced by $27,000 for a reserve on one doubtful account.

Unbilled receivables represent revenues recognized from long-term fixed priced contracts based upon percentage-of-completion, but in advance of completing billable events for which invoices are submitted to customers. As billing events occur for such contracts, previously unbilled receivables are converted to billed accounts receivable with the preparation and submission of invoices to customers. Unbilled receivables at May 31, 2005 were $4,873,000 compared to $5,049,000 at the end of fiscal year 2004. The $176,000 decrease in the unbilled receivable balance includes the write-off of $384,000 that was associated with work performed, but not billed, on contracts with the United Space Alliance, LLC, against which the Company filed a lawsuit (See Note 12). This unbilled receivable write-off resulted from the same trial jury's verdict, as discussed above in the discussion regarding billed receivables. Unbilled receivables at May 31, 2005 and May 31, 2004 also included reductions of $83,000 and $253,000, respectively, for anticipated future realization of gross margin losses on contracts in process.

At both May 31, 2005 and May 31, 2004, an accounts receivable claims balance, which relates to outstanding amounts due for two claims on two related contracts terminated by the U.S. Army for "convenience", was $18,000. That balance represents the $17,794 damages awarded the Company by the United States Court of Federal Claims. The Company is currently in the process of collecting its damages award, plus legal fees and interest incurred from May 1997.

Inventories, net of reserves, increased from $1,563,000 at May 31, 2004 to $1,635,000 at May 31, 2005. The $72,000 increase in net inventory balance during fiscal year 2005 includes increases to inventory reserves and write-offs of slow-moving inventory items amounting to $179,000. Excluding those reserves increases and write-offs, total inventory increased $251,000. That increase is the result of total costs for additions to inventory exceeding total costs of inventory consumed in manufacturing during fiscal year 2005. Inventory reserves, which are established in accordance with management's estimates regarding the extent to which inventory items will ultimately be used to generate future revenues, were $512,000 at May 31, 2005, compared to $420,000 at May 31, 2004.

Trade accounts payable increased from $746,000 at the end of fiscal year 2004 to $1,055,000 at the end of fiscal year 2005. The $309,000 increase is primarily the result of total costs of material and sub-contract purchase receipts for work on customer orders during May 2005 being greater than costs for similar purchase receipts during the same month last fiscal year. There are no disputed amounts included in accounts payable at May 31, 2005.

At both May 31, 2005 and May 31, 2004, the Company did not have any bank debt. While the Company had no bank debt at May 31, 2005, it can borrow up to $2,500,000 from its commercial bank under a revolving line of credit that remains available through its scheduled December 15, 2006 maturity date (See Note 8).

As of May 31, 2005, the Company had federal net operating loss carryovers of approximately $3,623,000, which expire as follows: $177,000 in 2011; $170,000 in 2012; $2,497,000 in 2015 and $779,000 in 2016. The Company also has state net operating loss carryovers of approximately $274,000, which expire 2006. In addition, as of May 31, 2005, the Company had federal and state income tax credit carryovers of approximately $229,000 and $39,000, respectively. The realization of deferred income tax assets is primarily dependent upon generating sufficient taxable income prior to the expiration of the loss carryovers. Although realization is not assured, management believes it is more likely than not that the net deferred income tax assets will be realized prior to expiration. That assessment is based upon the Company's expectations for a continuation of profitable operations in the foreseeable future. A valuation allowance is established to reduce the total deferred tax asset to the amount considered realizable. This amount, however, could be increased or reduced in the near term if estimates of future taxable income during the carryover periods are increased or reduced.

LIQUIDITY AND CAPITAL RESOURCES

Net cash of $501,000 was provided by operating activities during fiscal year 2005, compared to net cash of $2,328,000 that was provided by operating activities during fiscal year 2004. The $1,827,000 decrease in net operating cash flows between the two fiscal years was primarily the result of collections from billed accounts receivable totaling $1,851,000 less during fiscal year 2005 than during fiscal year 2004.

To supplement cash provided by operating activities, the Company maintains a business loan agreement including a revolving line of credit with a commercial bank, for the purpose of having sufficient cash to meet its cash obligations. The outstanding balance under this line of credit at May 31, 2005 was $-0-. Since the maximum borrowing limit under the line of credit is $2,500,000, the amount available for borrowing at May 31, 2005 was $2,500,000. The line of credit is available to the Company through December 15, 2006, which is the maturity date of the business loan agreement covering the line of credit. Outstanding amounts under the line of credit bear interest at the Wall Street Journal's prime rate (6.0% at May 31, 2005) plus 0.5%.

The business loan agreement prohibits payments of dividends without prior approval and contains various financial covenants, including minimum working capital, minimum tangible net worth, maximum debt to tangible net worth, minimum cash flow coverage and positive cash flow from operations. At May 31, 2005, the Company was not in compliance with all of the financial covenants. The bank has advised the Company's management that it will waive the covenant violations, which would not have occurred without the non-cash adjustments that were made as a result of a jury verdict during the trial of the Company's lawsuit seeking compensation for damages that included unpaid accounts receivable. (See Notes 4 and 12)

The Company's management believes that the current line of credit is sufficient to enable the Company to meet its projected needs for cash throughout the period of time during which the revolving line of credit is available for its use.

In its attempt to minimize interest expense associated with any outstanding balance that may exist under the revolving line of credit, the Company has arranged with its bank to maintain "zero balances" in its disbursement and depository accounts for the purpose of "sweeping" excess deposited cash to pay down any revolving line of credit balance. Consequently, the reported "cash and cash equivalents" amounts reflected on the Company's balance sheet occasionally are minimal. However, the need to "sweep" excess cash at May 31, 2005 did not exist, and therefore reported "cash and cash equivalents" at that date was $720,000.

ITEM 7. FINANCIAL STATEMENTS

The reports of the independent certified public accountants and financial statements and notes listed in the accompanying index are part of this report. See "Index to Financial Statements" on page 15.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 8A. CONTROLS AND PROCEDURES

The Company conducted an internal evaluation of its disclosure, controls, and procedures with George W. Trahan, President and CEO, and Gregory J. Smith, Vice President of Finance and CFO. Based upon that evaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures were effective. They concluded that the controls and procedures provided the officers, on a timely basis, with all information necessary for them to determine that the Company has disclosed all material information required to be included in the Company's periodic reports filed with the Securities and Exchange Commission. Based upon the officers' evaluation, there were not any significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 8B. OTHER INFORMATION

A Form 8-K was filed with the Securities and Exchange Commission on April 14, 2005, relating to first and second quarter restatement of tax provisions.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Information required by this item will be contained in the Company's Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after May 31, 2005 and is incorporated herein by reference.

ITEM 10. EXECUTIVE COMPENSATION

The information required by this item will be contained in the Company's Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after May 31, 2005 and is incorporated herein by reference.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be contained in the Company's Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after May 31, 2005 and is incorporated herein by reference.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item will be contained in the Company's Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after May 31, 2005 and is incorporated herein by reference.

ITEM 13. EXHIBITS

Exhibits: See "Exhibit Index", page 14.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be contained in the Company's Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after May 31, 2005 and is incorporated herein by reference.

SIGNATURE

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HI-SHEAR TECHNOLOGY CORPORATION

Date: September 13, 2005

By: /s/ George W. Trahan
President, Chief Executive Officer and Co-chairman

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: September 13, 2005

By: /s/ George W. Trahan
President, Chief Executive Officer and Co-chairman

By: /s/ Thomas R. Mooney
Director, Co-chairman of the Board

By: /s/ Gregory J. Smith
Vice President of Finance and Chief Financial Officer

By: /s/ Jack Bunis
Director

By: /s/ David W. Einsel
Director

13

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTIONS	SEQUENTIALLY NUMBERED
3.1	Certificate of Incorporation, as amended(1)	
3.2	Bylaws, as amended(2)	
4.1	Form of Common Stock(3)	
10.1	1993 Stock Option Plan(2)	
10.2.1	Consulting Agreement with Thomas R. Mooney(6)	
10.2.2	Consulting Agreement with Thomas R. Mooney	
10.3	Employment Agreement with George W. Trahan(5)	
10.3.1	Amendment to Employment Agreement with George W. Trahan(6)	
10.3.2	Employment Agreement with George W. Trahan	
10.4.1	Torrance Property Lease(6)	
10.4.1.1	Torrance Property Lease Amendment #1(12)	
10.5.1	Form of Buy/Sell Agreement(6)	
10.6	Southern California Bank Credit Facility (now U.S. Bank)(4)	
10.6.1	Promissory Note Relating to U.S. Bank Credit Facility(5)	
10.6.2	Promissory Note Related to U.S. Bank Credit Facility(7)	
10.6.3	Promissory Note and Amendment Relating to U.S. Bank Credit Facility(7)	
10.6.3.1	Amendments to Promissory Notes Relating to U.S. Bank Credit Facility(8)	
10.6.3.2	Amendments to Promissory Notes Relating to U.S. Bank Credit Facility(11)	
10.6.3.3	Amendment to Promissory Note Relating to U.S. Bank Credit Facility(12)	
10.6.3.4	Amendment to Promissory Note Relating to U.S. Bank Credit Facility	
10.6.4	Term Note Related to U.S. Bank Credit Facility(11)	
16.2	Letter on Change in Certifying Accountant(9)	
16.3	Letter on Change in Certifying Accountant (10)	
20	Form 8-K/A filed August 8, 2003(12)	
23.1	Consent of Raimondo Pettit Group	
23.2	Consent of Grant Thornton LLP(11)	
31	Rule 13a-14(a) Certifications	
32	Section 1350 Certifications	

(1) Previously filed and incorporated by reference to the Company's Form SB-2 Registration Statement No. 33-73972 filed with the Securities and Exchange Commission on January 10, 1994.
(2) Previously filed and incorporated by reference to the Company's Form SB-2 Registration Statement No. 33-73972 filed with the Securities and Exchange Commission on February 1, 1994.
(3) Previously filed and incorporated by reference to the Company's Form SB-2 Registration Statement No. 33-73972 filed with the Securities and Exchange Commission on March 23, 1994.
(4) Previously filed and incorporated by reference to the Company's Form 10-KSB filed with the Securities and Exchange Commission on August 12, 1998.
(5) Previously filed and incorporated by reference to the Company's Form 10-KSB filed with the Securities and Exchange Commission on August 17, 1999.
(6) Previously filed and incorporated by reference to the Company's Form 10-KSB filed with the Securities and Exchange Commission on August 24, 2000.
(7) Previously filed and incorporated by reference to the Company's Form 10-KSB filed with the Securities and Exchange Commission on October 10, 2002.
(8) Previously filed and incorporated by reference to the Company's Form 10-KSB filed with the Securities and Exchange Commission on August 29, 2002.
(9) Previously filed and incorporated by reference to Exhibit 16.2 to Form

8-K/A filed with the Securities and Exchange Commission on January 24, 2003.

(10) Previously filed and incorporated by reference to Exhibit 16.3 to Form 8-K/A filed with the Securities and Exchange Commission on August 8, 2003.

(11) Previously filed and incorporated by reference to the Company's Form 10-KSB filed with the Securities and Exchange Commission on September 19, 2003.

(12) Previously filed and incorporated by reference to the Company's Form 10-KSB filed with the Securities and Exchange Commission on August 30, 2004.

INDEX TO FINANCIAL STATEMENTS

RAIMONDO PETTIT GROUP
A PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Hi-Shear Technology Corporation

We have audited the accompanying balance sheet of Hi-Shear Technology Corporation as of May 31, 2005, and the related statements of operations, stockholders' equity, and cash flows for the years ended May 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hi-Shear Technology Corporation as of May 31, 2005 and the results of its operations and its cash flows for the two years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Raimondo Pettit Group

Torrance, California
August 23, 2005
(except for the "Alliance" litigation described in note 12
and related information, as to which the date is September 6, 2005)

HI-SHEAR TECHNOLOGY CORPORATION

BALANCE SHEET
MAY 31, 2005

ASSETS	
Current Assets	
Cash and cash equivalents	$ 720,000
Accounts receivable, net (Note 4)	9,149,000
Inventories, net (Note 5)	1,635,000
Deferred income taxes (Note 11)	825,000
Prepaid expenses and other current assets	165,000
TOTAL CURRENT ASSETS	12,494,000
Land (Note 7)	846,000
Equipment, net (Note 6)	1,791,000
Deferred income taxes, net (Note 11)	817,000
	$15,948,000

LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Trade accounts payable	$ 1,055,000
Accrued liabilities (Note 9)	1,271,000
Deferred revenue (Note 10)	374,000
TOTAL CURRENT LIABILITIES	2,700,000
Commitments and contingencies (Notes 12 & 15)	
Stockholders' Equity (Note 13)	
Preferred stock $1.00 par value; 500,000 shares authorized; no shares issued	--
Common stock, $.001 par value; 25,000,000 shares authorized; 6,701,000 shares issued and outstanding	7,000
Additional paid-in capital	7,278,000
Retained earnings	5,963,000
TOTAL STOCKHOLDERS' EQUITY	13,248,000
	$15,948,000

See Notes to Financial Statements

F-2

HI-SHEAR TECHNOLOGY CORPORATION

STATEMENTS OF OPERATIONS
YEAR ENDED MAY 31,

	2005	2004
REVENUES (Note 3)	$16,076,000	$16,419,000
Cost of Revenues	10,859,000	11,239,000
GROSS MARGIN	5,217,000	5,180,000
Selling, General and Administrative Expenses	4,900,000	3,210,000
OPERATING INCOME	317,000	1,970,000
Interest Expense (Note 8)	-0-	55,000
INCOME BEFORE INCOME TAX EXPENSE	317,000	1,915,000
Income Tax Expense (Note 11)	102,000	-0-
NET INCOME	$ 215,000	$ 1,915,000
Basic Earnings per Common Share and Per Common Share Assuming Dilution	$ 0.03	$ 0.29
Weighted Number of Common Shares Outstanding:		
Basic	6,691,000	6,675,000
Diluted	6,737,000	6,696,000

See Notes to Financial Statements.

HI-SHEAR TECHNOLOGY CORPORATION

STATEMENT OF STOCKHOLDERS' EQUITY
YEARS ENDED MAY 31, 2005 AND 2004

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance, May 31, 2003	6,670,000	$ 7,000	$ 7,193,000	$ 3,833,000	$11,033,000
Stock options exercised	13,000	--	26,000	--	26,000
Net income	--	--	--	1,915,000	1,915,000
Balance, May 31, 2004	6,683,000	7,000	7,219,000	5,748,000	12,974,000
Stock options exercised	18,000	--	59,000	59,000	
Net income	--	--	--	215,000	215,000
Balance May 31, 2005	6,701,000	$ 7,000	$ 7,278,000	$ 5,963,000	$13,248,000

See Notes to Financial Statements.

STATEMENTS OF CASH FLOWS
YEAR ENDED MAY 31,

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 215,000	$ 1,915,000
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	394,000	364,000
Gain on disposition of fixed assets	(45,000)	0
Provision for inventory reserves	123,000	97,000
Write-off of obsolete inventory, net of reserves	56,000	37,000
Provision for (reduction to) accounts receivable reserves	(27,000)	27,000
Write-down of accounts receivable, net of reserves	1,645,000	0
Deferred income taxes	45,000	(86,000)
Changes in assets and liabilities:		
Accounts receivable	(2,440,000)	(90,000)
Inventories	(251,000)	(106,000)
Prepaid expenses and other assets	(11,000)	24,000
Trade accounts payable	309,000	(45,000)
Accrued liabilities	205,000	155,000
Deferred revenue	283,000	36,000
NET CASH PROVIDED BY OPERATING ACTIVITIES	501,000	2,328,000
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of equipment	114,000	0
Purchase of equipment	(460,000)	(553,000)
NET CASH USED IN INVESTING ACTIVITIES	(346,000)	(553,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from stock options exercised	59,000	26,000
Proceeds from notes payable	0	230,000
Principal payments on notes payable	0	(1,582,000)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	59,000	(1,326,000)
NET INCREASE IN CASH	214,000	449,000
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	506,000	57,000
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 720,000	$ 506,000
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 0	$ 61,000
Cash paid for income taxes	$ 39,000	39,000

See Notes to Financial Statements.

HI-SHEAR TECHNOLOGY CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS:

Hi-Shear Technology Corporation was incorporated in Delaware in 1993 and designs and manufactures power cartridges, separation devices, electronic firing units and other special components used by the aerospace industry, the military and the National Aeronautics and Space Administration (NASA). The Company's aerospace products are procured under both long and short-term contracts with numerous aerospace contractors, subcontractors and agencies of the United States Government. The Company is dependent on the continuation of government sponsored military and aerospace programs in order to maintain its revenues.

A SUMMARY OF THE COMPANY'S SIGNIFICANT ACCOUNTING POLICIES IS AS FOLLOWS:

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of both assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made by management are used for, but not limited to, the realization of claims receivable and certain inventories, costs to complete contracts, and the carrying value of long-lived assets. Actual results could differ from those estimates, and such changes could be material.

REVENUE RECOGNITION:

The Company's revenues are derived principally from long-term fixed-price contracts that are accounted for on the percentage-of-completion method. Revenues for those contracts are calculated on the basis of the relationship between costs incurred and total estimated costs to complete the contracts (cost-to-cost type of percentage-of-completion method of accounting). Revenue recognition for contracts that require relatively less time to complete than those contracts accounted for on a percentage-of-completion basis are recognized as deliveries are made.

Provisions for estimated total contract losses on uncompleted contracts are made in the period in which such losses are determined. Amounts representing contract change orders are included in revenues only when the amounts can reliably be estimated and realization is probable. Changes in estimates of revenues, costs and profits are recognized in the period such changes are made.

The Company submits claims for cost reimbursement related to contract requirement changes not yet incorporated into its contract or other contract costs in negotiation. These claims for reimbursement result from changes to specifications, additional work required to be performed by the Company to satisfy customer requests beyond contract scope, failure of customer designed components and adjustments to contract pricing due to the customer reducing unit quantities. Claims receivable are recorded to the extent of costs incurred, and when, in management's opinion, it is probable that the claim will be collected in full and the amount of the claim can be reasonably estimated.

HI-SHEAR TECHNOLOGY CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTS RECEIVABLE:

Included are amounts billed and currently due from customers under all types of contracts, plus amounts earned but unbilled on long-term contracts accounted for under the cost-to-cost type of percentage-of-completion method of accounting.

The Company evaluates all outstanding billed accounts receivable to assess the potential need for an allowance for doubtful accounts. In that assessment, the Company considers the financial condition of its customers and the legal and contractual bases underlying the accounts receivable.

INVENTORIES:

Inventories are composed of raw materials and component parts, work-in-process, and finished goods available for sale. Raw materials and component parts consists of purchased and manufactured parts that are not allocated to an existing production job and are expected to be utilized in anticipated future customer contracts. Work-in-process consists of costs incurred for non-contract jobs in process for manufacturing components and sub-assemblies that do not relate to existing production contracts, but are built in anticipation of future customer contracts. Finished goods consist of completed manufactured products to fulfill future anticipated customer contracts.

Inventory costs for component parts, work-in-process and finished goods include costs for material, direct labor, sub-contracting for manufacturing processes and testing, and manufacturing and engineering overhead. Selling, general and administrative costs are not included in inventory, and are charged to expense as incurred. In accordance with industry practice, inventories are classified as a current asset, and include items that may be allocated to contracts that will not be completed within twelve months. Inventory is valued at the lower of cost or estimated market value, and is determined on a "first-in, first-out" basis.

EQUIPMENT:

Equipment is recorded at cost. The Company also capitalizes certain material and labor incurred in connection with the construction of assets. Depreciation and amortization are charged against income using the straight-line method over the estimated useful service lives of the related assets. The principal lives used in determining depreciation and amortization rates are as follows: machinery and equipment, 5 to 10 years; tooling, 3 years; furniture and fixtures, 10 years.

LAND:

Investment in land is recorded at the lower of cost or net realizable value.

IMPAIRMENT ON LONG-LIVED ASSETS:

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. Assets deemed impaired are recorded to the lower of carrying value or fair value.

HI-SHEAR TECHNOLOGY CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES:

Deferred income taxes are provided using the liability method whereby deferred income tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

EARNINGS PER SHARE:

Earnings per share (EPS) are computed as net income divided by the weighted-average number of common shares outstanding for the period. EPS assuming dilution reflects the potential dilution that could occur from common shares issuable through stock options. The dilutive effect from outstanding options for both fiscal year 2005 and fiscal year 2004 did not change the earnings per share for either of those fiscal years.

The following is a reconciliation of the numerators and denominators used to calculate earnings per common share, as presented in the statements of operations:

	Years ended May 31,	
	2005	2004
EARNINGS PER COMMON SHARE - BASIC:		
Numerator: earnings available for common Stockholders	$ 215,000	1,915,000
Denominator: weighted average shares	6,691,000	6,675,000
EARNINGS PER COMMON SHARE - BASIC	$ 0.03	0.29
EARNINGS PER COMMON SHARE - DILUTED:		
Numerator: earnings available for common stockholders	$ 215,000	1,915,000
Denominator: weighted average shares - diluted	6,737,000	6,696,000
EARNINGS PER COMMON SHARE - DILUTED	$ 0.03	0.29
CALCULATION OF WEIGHTED AVERAGE COMMON SHARE - DILUTED:		
Weighted Average Number of Common Shares Outstanding during the Period	6,691,000	6,675,000
Effect of Dilutive Securities Options	46,000	21,000

Weighted Number of Common Shares and Dilutive Potential Common Stock used in Diluted EPS	6,737,000	6,696,000

HI-SHEAR TECHNOLOGY CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Not included in the calculation of diluted earnings per share because their impact is antidilutive:		
Stock options outstanding	49,000	77,000

FAIR VALUE OF FINANCIAL INSTRUMENTS:

The estimated fair value of long-term debt, which approximates the carrying value, is based on interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities. The carrying amount of notes payable to the bank approximates fair value since the interest rate changes with the market interest rate. The carrying amount of cash equivalents, accounts receivable and accounts payable approximates fair value because of the short maturity of these instruments.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

The Company periodically has cash on deposit with its bank that exceeds the insurance limits of the FDIC. The Company has not experienced any losses on such deposits.

STOCK-BASED COMPENSATION:

The Company accounts for stock-based employee compensation under the requirements of Accounting Principles Board (APB) Opinion No. 25, which does not require compensation to be recorded if the exercise price is equal to or greater than the fair value of the stock at the measurement date. Nonemployee stock-based transactions are accounted for under the requirements of SFAS No. 123 ACCOUNTING FOR STOCK BASED COMPENSATION, which requires compensation to be recorded based on the fair value of the securities issued or the services received, whichever is more reliably measurable. Accordingly, as the exercise price equals or exceeds the fair value, no compensation cost has been recognized for grants under the plan. Had compensation cost for the stock-based compensation plans been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123), reported net income and earnings per common share would have been reduced to the pro forma amounts shown below:

	2005	2004
Net income:		
As reported	$ 215,000	$1,915,000
Add: Stock-based compensation cost included in reported net income, net of related tax effects	0	0
Less: Total stock-based compensation cost determined under fair value based method for all awards, net of related tax effect	24,000	19,000
Pro forma	$ 191,000	$1,896,000

Earnings per common share and common share assuming dilution:		
As reported	$ 0.03	$ 0.29
Pro forma	$ 0.03	$ 0.28

F-9

HI-SHEAR TECHNOLOGY CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model. While no options were granted during fiscal year 2005, the fair value of options granted during fiscal year 2004 was calculated by using the following weighted-average assumptions: No dividend rate; price volatility of 20%; risk-free interest rate of 4.4%; and expected lives of ten years.

NEW PRONOUNCEMENTS:

In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151 "Inventory Costs, an Amendment of ARB No. 43 Chapter 4" ("Statement 151"). Statement 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling be recognized as current-period charges rather than being included in inventory, regardless of whether the costs meet the criterion of "abnormal" as defined in ARB 43. Statement 151 is applicable for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company will adopt this standard when it becomes effective, which is not applicable until its fiscal year beginning June 1, 2006. However, Company's management does not expect the adoption to have a material impact on the Company's future financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets, an Amendment of APB Opinion No. 29" ("Statement 153"). Statement 153 is based on the principle that exchanges of non-monetary assets should be measured based upon the fair value of the assets exchanged. This statement amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets, and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance, if the future cash flows of the entity are expected to change significantly as a result of the exchange. Statement 153 is effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company will adopt this standard when it becomes effective, which is not applicable until its fiscal year beginning June 1, 2006. However, Company's management does not expect the adoption to have a material impact on the Company's future financial condition or results of operations.

In December 2004, The FASB issued a revision to SFAS No. 123, "Share-Based Payment." This Statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and its related implementation guidance. It establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement No. 123 as originally issued and EITF Issue No. 96-18. This Statement is effective for public entities that file as small business issuers as of the beginning of the first fiscal period that begins after December 15, 2005. The Standard provides for a prospective application. Under this method, the Company will begin recognizing compensation cost for equity based compensation for all new or modified grants after the date of adoption. In addition, the Company will recognize the unvested portion of the grant date fair value of awards issued prior to the adoption based on the fair values previously calculated for disclosure purposes.

NOTE 2. FOURTH QUARTER ADJUSTMENTS

As a result of a jury verdict issued September 2, 2005 in the trial of the Company's lawsuit against the United Space Alliance, LLC ("Alliance"), which included an award of damages to the Company that was less than the sum of related unpaid accounts receivable amounts, the total net accounts receivables balance as of May 31, 2005 was reduced by the difference between the award ($58,000) and the related accounts receivable total ($1,703,000).

HI-SHEAR TECHNOLOGY CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 2. FOURTH QUARTER ADJUSTMENTS (CONTINUED)

The net impact of those adjustments on the financial statements was to reduce the net accounts receivable balance as of May 31, 2005 by $1,645,000, and to reduce net income, after income taxes, for the fiscal year ended May 31, 2005 by $990,000. The reduction to the accounts receivable balance resulted from the combination of a $1,261,000 write-down of billed and unpaid invoices to Alliance, and a write-off of $384,000 unbilled accounts receivable for work performed and not billed on contracts with Alliance. (See Notes 4 and 12)

During the fourth quarter of fiscal year 2005, a combination of adjustments to inventory reserves and write-offs of slow-moving inventory items, which were either ready to sell as finished goods or use to produce finished goods, totaled $129,000. Those adjustment amounts, which related to current estimates regarding the extent to which some inventory items would contribute to future sales, were charged to cost of revenues.

As a result of a workplace accident that occurred earlier in the year, the Company was assessed a $96,000 fine by the California Occupational Safety and Health Agency during the fourth quarter. The Company is in the process of appealing the basis and amount of the fine. Offsetting the fine was the recognition during the fourth quarter of a $77,000 gain on disposition of fixed assets damaged in two workplace accidents, including the accident for which the above fine was assessed. The gain related to recording the financial effects of insurance proceeds totaling $155,000 for two claims for the accidents. Receipt of the insurance proceeds occurred shortly after the end of the Company's fiscal year ended May 31, 2005. The $77,000 gain was included in selling, general and administrative expenses in the Company's statement of operations for the year ended May 31, 2005, while the $78,000 balance of the insurance proceeds was offset against costs included in cost of revenues.

NOTE 3. MAJOR CUSTOMERS AND SUPPLIER CONCENTRATION

The Company derives a major portion of its revenues directly from sales to certain large companies that have operations associated with satellite, launch vehicle and/or government defense contracts, as well as directly from departments and agencies of the United States Government. Sales to these major customers, which provided revenues during fiscal year 2005 in excess of 10% of total revenues, consist of the following:

	2005	2004
Lockheed Martin	31%	30%
United States Government (Including NASA)	29%	24%

At May 31, 2005, billed accounts receivable included totals of $1,390,000, or 33% of total billed accounts receivable, due from Lockheed Martin companies, and $391,000, or 9% of total billed accounts receivable, due from the U.S. Government entities, respectively.

During fiscal year 2005, the Company had only one supplier from which it received purchased materials and/or services that exceeded 10% of all purchased materials and services. Purchases during the year from that supplier, Eagle-Picher Technologies, amounted to 16% of all purchases. Disruption of purchases from Eagle-Picher could negatively impact Hi-Shear's reported financial results in the short term, in the event of a disruption of purchases from that key supplier. At May 31, 2005, the Company did not have any outstanding accounts payable with Eagle-Picher.

F-11

HI-SHEAR TECHNOLOGY CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 4. ACCOUNTS RECEIVABLE

Billed and unpaid receivables at May 31, 2004	$ 3,287,000
Billed receivables for fiscal year 2005	16,447,000
Write-down billed receivables	(1,261,000)
	18,473,000
Collected receivables for fiscal year 2005	14,215,000
Billed and unpaid receivables at May 31, 2005	4,258,000
Unbilled receivables at May 31, 2005:	
Unbilled receivables on contracts in process	4,614,000
Accrued losses on uncompleted contracts	(83,000)
Unbilled receivables on completed contracts	342,000
	4,873,000
Claims receivable at May 31, 2005	18,000
Total gross accounts receivable at May 31, 2005	9,149,000
Allowance for doubtful accounts	0
Total net accounts receivable at May 31, 2005	$ 9,149,000

Accounts receivable consists of billed and unbilled amounts due from the United States Government, prime and subcontractors under long-term contracts. Billed and unbilled accounts receivables at May 31, 2005 were $4,258,000 and $4,873,000, respectively.

The billed accounts receivable balance includes $58,000 for damages awarded to the Company by the jury of a recently concluded trial of the Company's lawsuit against the United Space Alliance, LLP for alleged breaches of contracts. The Company intends to exercise its rights to appeal the verdict (See Note 12).

The accounts receivable balance at May 31, 2005 also includes $18,000 for two claims on two related contracts terminated by the U.S. Army for "convenience". The balance represents the $17,794 damages awarded the Company by the United States Court of Federal Claims. The Company is currently in the process of collecting its damages award, plus legal fees and interest incurred from May 1997.

Unbilled receivables represent revenues recognized from long-term fixed priced contracts under the percentage-of-completion method, but in advance of completing billable events for which invoices are submitted to customers. The total costs and earnings recognized from inception-to-date on contracts in process at May 31, 2005 are as follows:

Total contracts in process	$ 27,237,000

Total costs incurred	$ 10,772,000
Add estimated earnings	5,527,000
Total revenue recognized	16,299,000
Less amounts billed	12,059,000
	$ 4,240,000
Unbilled receivables on contracts in process	$ 4,614,000
Deferred revenue on contracts in process	(374,000)
	$ 4,240,000

F-12

HI-SHEAR TECHNOLOGY CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 4. ACCOUNTS RECEIVABLE (CONTINUED)

Because of the large amount of contracts in process at any point in time, changes in estimates to complete can have a significant impact on the profitability of the Company. Management estimates that each 1% change in the total estimated costs to complete the contracts in process at May 31, 2005 would change both the recognized revenue and earnings by approximately $64,000.

During the fiscal years 2005 and 2004, the Company generated revenues of approximately $1,684,000 and $2,296,000, respectively, from sources outside of the United States.

NOTE 5. INVENTORIES

Aerospace and defense inventory:	
Raw materials and component parts	$ 519,000
Work-in-process	1,022,000
Finished goods	592,000
	2,133,000
Less inventory reserves	(512,000)
Total aerospace and defense inventory	1,621,000
Non-aerospace and non-defense inventory:	
Work-in-process	14,000
Total net inventory	$ 1,635,000

Included in inventories recorded and maintained by the Company are purchased and manufactured component parts and finished goods that relate to previously completed contracts. The Company's management periodically assesses the likelihood that those inventory items will be used in future contracts, since many of the Company's past contracts relate to on-going programs, for which it will be awarded similar contracts. The method utilized in management's assessment is to select a sample of the total inventory that it considers to be representative of the total inventory. Each sample item is separately evaluated, and reserve amounts are calculated, based upon its assessment of the likelihood that the item will be used for a future contract. After similarly assessing and calculating individual sample item reserve amounts, the resulting total reserve percentage of each sample group is applied to the total inventory. Since the inventory reserve methodology is subjective, and subject to changes in estimates based upon updated information, changes in those estimates can be substantial.

NOTE 6. EQUIPMENT

Machinery and equipment	$4,554,000
Office equipment and furniture	215,000
Leasehold improvements	210,000
Production and test tooling	155,000
Projects in process	170,000
	5,304,000
Less accumulated depreciation and amortization	3,513,000

Total net equipment	$1,791,000

F-13

HI-SHEAR TECHNOLOGY CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 6. EQUIPMENT (CONTINUED)

For fiscal year 2005, the Company capitalized costs amounting to $70,000 that was incurred in the purchase or manufacture of production and test tooling related primarily to new products designed and qualified for production by the Company during fiscal year 2005. Each tool, for which costs are capitalized, is expected to be used repeatedly in the production or test of similar parts for multiple orders over an extended period of time of at least three years. Accordingly, capitalized tooling costs are depreciated on a straight-line basis over three years.

NOTE 7. LAND

The Company owns twelve acres of land in Santa Clarita, CA, on which it has several buildings that it uses for storage and blending of pyrotechnic powders utilized in many of its manufactured products.

NOTE 8. BANK LINE OF CREDIT AND NOTES PAYABLE

The Company has a business loan agreement with a bank for the purpose of obtaining a revolving line of credit and term loans. Borrowings under this business loan agreement are collateralized by substantially all of the Company's assets.

At May 31, 2005 and throughout fiscal year 2005, the Company did not have any bank debt.

On February 22, 2005, the revolving line of credit was renewed twenty-two months until December 15, 2006. No changes were made to either the maximum borrowing limit of $2,500,000 or the calculation of interest rate applicable to outstanding balances under the line of credit, which is the sum of the Wall Street Journal's rate (6.0% at May 31, 2005) plus 0.5%.

The business loan agreement prohibits payments of dividends without prior approval and contains various financial covenants, including minimum working capital, minimum tangible net worth, maximum debt to tangible net worth, minimum cash flow coverage and positive cash flow from operations. At May 31, 2005, the Company was not in compliance with all of the covenants. The bank has advised the Company's management that it will waive the covenant violations.

NOTE 9. ACCRUED LIABILITIES

As of May 31, 2005, accrued liabilities consist of the following:

Accrued vacation	$ 650,000
Accrued salaries, wages and bonus	319,000
Deferred compensation	151,000
Accrued commissions	26,000
Accrued professional fees	67,000
Accrued income taxes	0
Miscellaneous	58,000
Total accrued liabilities	$1,271,000

NOTE 10. DEFERRED REVENUE

Deferred revenue is composed of amounts billed to customers in excess of revenues earned and recognized on the related contracts at the end of a financial period. As the Company continues to perform work on those contracts in process, revenue is earned and "deferred revenue" on the balance sheet is reclassified to earned "revenue" on the statements of operations. Deferred revenue was $374,000 at May 31, 2005.

HI-SHEAR TECHNOLOGY CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 11. INCOME TAXES

Deferred income tax net assets in the accompanying balance sheet at May 31, 2005, consist of the following, of which $825,000 is included in current assets:

Deferred income tax net assets:	
Net operating loss carryovers	$ 1,256,000
Accrued vacation	292,000
Income tax credits	268,000
Inventory reserves	219,000
Fixed assets	(334,000)
Other	(59,000)
	1,642,000
Valuation allowance	0
Net deferred income taxes	$ 1,642,000

Realization of deferred income tax assets is primarily dependent upon generating sufficient taxable income prior to the expiration of the loss carryovers. Although realization is not assured, management believes it is more likely than not that the net deferred income tax assets will be realized prior to expiration. That assessment is based upon the Company's expectations for a continuation of profitable operations. The amount of the deferred income tax assets considered realizable, however, could be increased or reduced in the near term if estimates of future taxable income during the carryover periods are increased or reduced, or if certain changes in the ownership structure of the Company occur.

The provision for income taxes consists of the following:

	2005	2004
Current tax expense:		
Federal	$ 203,000	$ 702,000
State	72,000	207,000
Use of NOL's & tax credit carryovers	(218,000)	(824,000)
	$ 57,000	$ 85,000
Deferred tax expense (benefit):		
Federal	$ 123,000	$ 646,000
State	131,000	201,000
Change in valuation allowance	(209,000)	(932,000)
	$ 45,000	$ (85,000)
Total tax provision	$ 102,000	$ 0

A reconciliation of actual tax (credit) to the amount computed by applying the federal statutory income tax rates to income before income taxes is as follows:

2005	2004

Federal income tax computed at 34% statutory rate	$ 108,000	$ 651,000
Permanent differences	45,000	4,000
State taxes, net of federal benefit	19,000	122,000
Other state tax and minimum taxes	56,000	85,000
Change in valuation allowance	(209,000)	(932,000)
Use of state tax credit carryover	0	(182,000)
Prior year tax credits	83,000	252,000
	$ 102,000	$ 0

F-15

HI-SHEAR TECHNOLOGY CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 11. INCOME TAXES (CONTINUED)

As of May 31, 2005, the Company had federal net operating loss carryovers of approximately $3,623,000, which expire as follows: $177,000 in 2011; $170,000 in 2012; $2,497,000 in 2015 and $779,000 in 2016. The Company also has state net operating loss carryovers of approximately $274,000, which expire 2006. In addition, as of May 31, 2005, the Company had federal and state income tax credit carryovers of approximately $229,000 and $39,000, respectively. The realization of deferred income tax assets is primarily dependent upon generating sufficient taxable income prior to the expiration of the loss carryovers. Although realization is not assured, management believes it is more likely than not that the net deferred income tax assets will be realized prior to expiration. That assessment is based upon the Company's expectations for a continuation of profitable operations in the foreseeable future. A valuation allowance is established to reduce the total deferred tax asset to the amount considered realizable. This amount, however, could be increased or reduced in the near term if estimates of future taxable income during the carryover periods are increased or reduced.

NOTE 12. COMMITMENTS AND CONTINGENCIES

The Company leases its facilities, automobiles and certain equipment under operating lease agreements that expire at various dates through 2010. Rental expense under operating leases for the years ended May 31, 2005 and 2004 was approximately $632,000 and $581,000 respectively.

Maximum annual rentals under all non-cancelable operating leases are as follows:

Year	Amount
2006	589,000
2007	585,000
2008	594,000
2009	610,000
2010	165,000
	$ 2,543,000

$2,282,000 of the above lease commitment is for rent of the Company's offices and production facility in Torrance. The lease agreement for the facility extends through August 31, 2009.

In November 2000, Hi-Shear sued United Space Alliance, LLC, a Delaware limited liability company ("Alliance"), and its predecessor USBI Company, a Delaware Corporation ("USBI"), in the Circuit Court of the Eighteenth Judicial Circuit in and for Brevard County, Florida. Hi-Shear filed suit to recover damages, including damages for the defendants' refusal to pay thirteen invoices totaling $1,319,000 on four separate contracts for specially manufactured aerospace components. All of those unpaid invoices, plus an unbilled amount of $384,000 related to work performed on two of the contracts, were included in accounts receivable. In addition to the Company's lawsuit complaints related to the accounts receivable amounts, the Company also seeks compensatory damages alleging that Alliance fraudulently induced Hi-Shear to enter into two contracts that Alliance had no intention of performing, and that Alliance subsequently repudiated. Further damages are sought for defendants' misappropriation of Hi-Shear's confidential, proprietary and/or trade secret protected designs, drawings, and specifications for other aerospace components.

HI-SHEAR TECHNOLOGY CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 12. COMMITMENTS AND CONTINGENCIES (CONTINUED)

A counterclaim was filed by the defendants for damages in the amount of $458,004 exclusive of costs, interest and attorney's fees based on the Company's alleged breach of contract. It also alleges a claim for a declaratory judgment, a claim for conversion seeking return of certain alleged government property and an accounting for a claim. The counterclaim arises out of the same circumstances as the Company's lawsuit. As part of its defense in the litigation, Alliance claims that it was coerced through duress to enter into a contract with the Company where the Company was the successful lowest bidder. In addition, Alliance demanded that Hi-Shear ship uncertified flight hardware to it for use on the United States Space Shuttle in order that Alliance receive a performance incentive award payment from NASA of up to $6 million.

In July 2004, Hi-Shear sued Pacific Scientific Energetic Materials Company, a Delaware Corporation, in the Circuit Court of the Eighteenth Judicial Circuit in and for Brevard County, Florida. Hi-Shear filed suit to recover damages resulting from the defendant's misappropriation of Hi-Shear's confidential, proprietary and/or trade secret protected designs, drawings and specifications for certain aerospace components, conspiracy to steal and misappropriate said items, and interference with Hi-Shear's advantageous business relationships. The events of this matter are related to the United Space Alliance lawsuit. Pending further resolution of the United Space Alliance lawsuit, activity in the action against Pacific Scientific has been informally abated.

Trial of the lawsuit against United Space Alliance, LLC and USBI commenced on July 5, 2005 in the Circuit Court of the Eighteenth Judicial Circuit in and for Brevard County, Titusville, Florida. Approximately two weeks following the start of the trial, the court made legal rulings holding that the Company does not own exclusive rights to all of its technical data, which constitute the trade secrets that the Company alleged were misappropriated. Accordingly, the court made rulings on motions for summary judgments in favor of Alliance and USBI, which caused the dismissal of some of Hi-Shear's claims for misappropriation of trade secrets. As a result of the court's rulings, and in order to perfect a subsequent appeal of the rulings, Hi-Shear dismissed, "with prejudice", the remaining claims of its lawsuit alleging misappropriation of trade secrets. As a consequence of those rulings and actions, USBI was dropped as an active participant in the trial, but will remain a defendant in the event the Company appeals the court's ruling after the trial. USBI has now made a claim against the Company for recovery of its attorneys' fees and costs, but has not yet specified the amount it may be seeking. The Company believes USBI is not legally entitled to recovery of its attorneys' fees and intends to vigorously oppose USBI's claim for fees. In addition to the summary judgment regarding alleged trade secrets, the court also ruled on another summary judgment motion to dismiss Hi-Shear's claims for willful breach of a non-disclosure agreement against Alliance.

On September 2, 2005, the jury of the trial of Hi-Shear's lawsuit against United Space Alliance, LLC rendered verdicts regarding both Hi-Shear's breach of contract claims and Alliance's counterclaims. The jury ruled for Hi-Shear on one breach of contract claim, for which it awarded damages in the amount of $57,781, and it ruled against Hi-Shear on the remaining breach of contract claims. The jury also determined that Hi-Shear converted certain property, and awarded Alliance the amount of one dollar. All of the jury awards were exclusive of interest and attorneys' fees.

Final judgment hearings with the court regarding this litigation will be scheduled in the coming months. Among the issues to be addressed in those hearings will be the responsibility for attorneys' fees in this case. The court will determine to what extent Hi-Shear may recover its attorneys' fees from Alliance for the claim on which it prevailed, and to what extent Alliance and USBI may recover their attorneys' fees from Hi-Shear relating to the claims on which they prevailed, including Hi-Shear's claims that were dismissed. Hi-Shear is not able to estimate the amount of attorneys' fees for which it may be liable, if any. Accordingly, no accruals for potential amounts payable have been made at this time. However, awards of attorneys' fees against Hi-Shear could have a material adverse impact on the Company's financial position and results of operations.

HI-SHEAR TECHNOLOGY CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 12. COMMITMENTS AND CONTINGENCIES (CONTINUED)

As a result of the jury verdict, the net accounts receivable total at May 31, 2005 was reduced by $1,645,000 from $1,703,000 to the $58,000 award to Hi-Shear. That adjustment to accounts receivable resulted in reducing reported net income, after income taxes, for the fiscal year ended May 31, 2005 by $990,000. The Company may exercise its rights to appeal all aspects of this litigation, where it considers it appropriate.

In addition, the Company is subject to other claims and legal actions that may arise in the ordinary course of business. In the opinion of the Company, after consultation with counsel, the ultimate liability, if any, with respect to these other claims and legal actions will not have a material effect on the financial position or on the results of operations.

NOTE 13. STOCKHOLDERS' EQUITY

The Company had a non-statutory stock option plan, which was in effect from December 23, 1993 through its termination date of December 23, 2003. Under the plan, options to purchase common stock, with a maximum term of 10 years, were granted and vested as determined by the Company's Stock Option Committee. Options for up to 500,000 shares could be granted to employees or directors. Termination of the stock option plan did not nullify stock options previously granted, but not exercised. Those options continue to be exercisable through their expiration dates, which occur ten years after their grant dates.

A summary of the status of the option plan and changes during fiscal years 2005 and 2004 is as follows:

	2005		2004	
Fixed Options	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	191,216	$ 3.95	136,466	$ 4.54
Granted	0	--	76,000	2.66
Exercised	(18,300)	3.25	(12,500)	2.05
Forfeited	(21,000)	5.50	(8,750)	5.00
Outstanding at end of year	151,916	3.81	191,216	3.95
Exercisable at end of year	95,999	4.52	107,216	5.02
Weighted-average fair value during the year for options outstanding at year end		$ 4.62		$ 3.20

A further summary about fixed options outstanding at May 31, 2005, is as follows:

Options Outstanding	Options Exercisable
Weighted-	

Range of Exercise Price	Number Outstanding	Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$2.05 to $4.99	102,750	7.9 years	$ 2.53	46,833	$ 2.44
$5.00 to $6.99	35,166	1.8 years	5.92	35,166	5.92
$7.00 to $8.50	14,000	2.7 years	7.97	14,000	7.97
	151,916		$ 3.81	95,999	$ 4.52

F-18

HI-SHEAR TECHNOLOGY CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 14. RELATED PARTIES

A director of the Company performs consulting services for the Company under a two-year contract that expires February 28, 2007. The Company incurred $182,000 and $175,000 of consulting fees for the years ended May 31, 2005 and 2004, respectively. At May 31, 2005, $10,000 was due to the related party.

NOTE 15. 401(k) RETIREMENT PLAN

The Company has a 401(k) Retirement Savings Plan (the "401(k) Plan") that covers substantially all employees. Employees may elect to contribute a percentage of compensation to the maximum deferred amount allowed by tax laws. The Company may make a matching contribution to the 401(k) Plan and/or a profit sharing contribution which is allocated to all eligible participants, whether they made deferral contributions or not. Contributions are made solely at the discretion of the Company's Board of Directors. The Company did not make a matching contribution or a profit sharing contribution to the 401(k) Plan for the fiscal years ended May 31, 2005 and 2004.

Exhibit 10.2.2

CONSULTING AGREEMENT

THIS AGREEMENT is made and entered into this date, February 28, 2005, between Thomas R. Mooney (hereinafter referred to as the Consultant), and HI-SHEAR TECHNOLOGY CORPORATION (hereinafter referred to as the "Company").

WHEREAS, the Consultant has offered his services to the Company as an independent contractor, the Consultant reserving the right to sell its services to others when not performing services for the Company, except for PRODUCTS COMPETITIVE WITH THE PRODUCTS OF THE COMPANY.

WHEREAS, the Company is willing to retain the Consultant to work on and consult in connection with projects as assigned by the Company, either orally or in writing.

NOW, THEREFORE, in consideration of the mutual covenants and conditions herein contained, and for the faithful performance thereof, said parties have agreed and do hereby agree to the terms and conditions and statement of work as more fully set forth in Exhibit "A" (incorporated herein by reference) to this Agreement.

1) PROPRIETARY DATA. Consultant agrees to keep secret and not to disclose to others, unless specifically authorized in writing to do so by the Company, all trade secrets, know-how, proprietary rights, formulas, technical data, and other confidential matters disclosed to the Consultant by the Company, or which are created in the course of the Consultant's services to the Company.

2) SECURITY CLEARANCE. The Company shall attempt to obtain and keep current any level of security clearance required for the performance of consulting efforts by the Consultant on the Company programs.

3) TECHNICAL DATA. Consultant further agrees that any inventions, developments, improvements, trade secrets, know-how formulas, or processes, whether patentable or not, conceived, devised, or invented by the Consultant, alone or jointly with others, during or as a result of the Consultant's services to the Company, shall be the sole and exclusive property of the Company. Consultant further agrees to execute at the direction and expense of the Company any and all papers necessary to filing or prosecution of any United States or foreign patent applications on any such invention conceived, devised or invented by the Consultant, alone or jointly with others, as referred to above, and any and all papers to formally convey to the Company the title thereto.

Consultant further agrees that any and all ideas, concepts, information and data disclosed to the Company by the Consultant during the course of this Agreement may be used without additional consideration by the Company and by persons or entities using it with consent of the Company (which it may freely give), without restriction, unless otherwise mutually agreed upon in writing.

4) FREE AGENT. The Company agrees that the Consultant, as an independent contractor, will be free, except for the exclusions of Paragraph (5), when not performing services for the Company, to sell his services to others, and the Company agrees that it shall have no rights to anything created by the Consultant, except those set forth in Paragraphs (3) above, and except for those ideas and inventions directly relating to the Company's present products and fields of interest.

5) EXCLUSIVITY. Consultant agrees that during the life of this Agreement, he will not sell his services as a Consultant or otherwise to any competitors of the Company, and will not consult with any other person, firm, or corporation on any subject matter which is the same or directly related to the subject matter worked on by said Consultant or to which he is given access by the Company without prior written consent of the Company. Consultant further agrees to work with the Company clients through the Company exclusively for the term covered by this Agreement.

6) RESTRICTIVE COVENANTS.

6.1 Consultant acknowledges that (i) the Company's business is or may become national or international in scope, (ii) his work for the Company has brought him and will continue to bring him into close contact with confidential information of the Company and its customers, and (iii) the agreements and covenants contained in this Section 6.1 are essential to protect the business interest of the Company and that the Company will not enter into this Agreement but for such agreements and covenants. Accordingly, the Consultant covenants and agrees as follows:

6.1(a) Except as otherwise provided for in this Agreement, during the Term of this Agreement and, if this Agreement is terminated for any reason during the Term, for two (2) years following such date of termination (the "Termination Period"), the Consultant shall not, directly or indirectly, compete with respect to any services or products of the Company which are either offered or are being developed by the Company as of the date of termination; or, without limiting the generality of the foregoing, be or become, or agree to be or become, interested in or associated with, in any capacity (whether as a partner, shareholder, owner, officer, director, Consultant, principal, agent, creditor, trustee, consultant, co-venturer or otherwise) any individual, corporation, firm, association, partnership, joint venture or other business entity, which competes with respect to any services or products of the Company which are either offered or are being developed by the Company as of the date of termination; provided, however, that the Consultant may own, solely as an investment, not more than one percent (1%) of any class of securities of any publicly held corporation in competition with the Company whose securities are traded on any national securities exchange in the United States of America, and may retain his ownership interest in those entities referred to in Section 4.1 above.

6.1(b) During the term of this Agreement and, the Consultant shall not, directly or indirectly, (i) induce or attempt to influence any executive of the Company to leave its employ, (ii) aid or agree to aid any competitor, customer or supplier of the Company in any attempt to hire any person who shall have been employed by the Company, or (iii) induce or attempt to influence any person or business entity who was a customer or supplier of the Company during any portion of said period to transact business with a competitor of the Company in Company's business.

6.1(c) During the Term of this Agreement and thereafter, the Consultant shall not disclose to anyone any information about the affairs of the Company, including, without limitation, trade secrets, trade "know-how", inventions, customer lists, business plans, operational methods, pricing policies, marketing plans, sales plans, identity of suppliers or customers, sales, profits or other financial information, which is confidential to the Company or is not generally known in the relevant trade, nor shall the Consultant make use of any such information for his own benefit.

6.2 If the Consultant breaches, or threatens to commit a breach of Section 6.1 (the "Restrictive Covenants"), the Company shall have the following rights and remedies, each of which shall be enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to the Company at law or in equity.

6.2(a) The Consultant shall account for and pay over to the Company all compensation, profits, and other benefits, after taxes, which inure to Consultant's benefit which are derived or received by the Consultant or any person or business entity controlled by the Consultant resulting from any action or transactions constituting a breach of any of the Restrictive Covenants.

6.2(b) Notwithstanding the provisions of subsection 6.2(a) above, the Consultant acknowledges and agrees that in the event of a violation or threatened violation of any of the provisions of Section 6.1, the Company shall have no adequate remedy at law and shall therefore be entitled to enforce each such provision by temporary or permanent injunctive or mandatory relief obtained in any court of competent jurisdiction without the necessity of proving damages, posting any bond or other security, and without prejudice to any other rights and remedies which may be available at law or in equity.

6.3 If any of the Restrictive Covenants, or any part thereof, is held to be invalid or unenforceable, the same shall not affect the remainder of the covenant or covenants, which shall be given full effect, without regard to the invalid or unenforceable portions. Without limiting the generality of the foregoing, if any of the Restrictive Covenants, or any part thereof, is held to be unenforceable because of the duration of such provision or the area covered thereby, the parties hereto agree that the court making such termination shall have the power to reduce the duration and/or area of such provision and, in its reduced form, such provision shall then be enforceable.

6.4 The parties hereto intend to and hereby confer jurisdiction to enforce the Restrictive Covenants upon the courts of any jurisdiction within the geographical scope of such Restrictive Covenants. In the event that the courts of any one or more of such jurisdictions shall hold such Restrictive Covenants wholly unenforceable by reason of the breadth of such scope or otherwise, it is the intention of the parties hereto that such determination not bar or in any way affect the Company's right to the relief provided above in the courts of any other jurisdictions within the geographical scope of such Restrictive Covenants, as to breaches of such covenants in such other respective jurisdictions, the above covenants as they relate to each jurisdiction being, for this purpose, severable into diverse and independent covenants.

7) MISCELLANEOUS.

7.1 This Agreement is a personal contract, and the rights and interests of the Consultant hereunder may not be sold, transferred, assigned, pledged or hypothecated except as otherwise expressly permitted by the provisions of this Agreement. The Consultant shall not under any circumstances have any option or right to require payment hereunder otherwise than in accordance with the terms hereof. Except as otherwise expressly provided herein, the Consultant shall not have any power of anticipation, alienation or assignment of payments contemplated hereunder, and all rights and benefits of the Consultant shall be for the sole personal benefit of the Consultant, and no other person shall acquire any right, title or interest hereunder by reason of any sale, assignment, transfer, claim or judgment or bankruptcy proceedings against the Consultant; provided, however, that in the event of the Consultant's death or disability, the Consultant's estate, legal representative or beneficiaries (as the case may be) shall have the right to receive all of the benefit that accrued to the Consultant pursuant to, and in accordance with, the terms of this Agreement.

7.2 The Company shall assign this Agreement to any successor of substantially all of its business or assets, and any such successor shall be bound by all of the provisions hereof.

8) ATTORNEYS' FEES. Should any litigation or arbitration be commenced between the parties hereto or their personal representatives concerning any provision of this Agreement or the rights and duties of any person in relation thereto, the party prevailing in such litigation or arbitration shall be entitled, in addition to such other relief as may be granted, to a reasonable sum as and for its or their attorneys' fees in such litigation or arbitration which shall be determined by the court or arbitration board.

9) ARBITRATION. Any matter of disagreement arising under this Agreement shall be submitted for decision to a panel of three neutral arbitrators with expertise in the subject matter to be arbitrated. One arbitrator will be selected by each party and the two arbitrators so selected shall select the third arbitrator. The arbitration shall be conducted in accordance with the rules of the American Arbitration Association. The decision and award rendered by the arbitrators shall be final and binding. Judgment upon the award may be entered in any court having jurisdiction thereof. Any arbitration shall be held in Orange County, California, or such other place which may be mutually agreed upon by the parities.

10) GOVERNING LAW. This Agreement will be governed by and construed in accordance with the laws of the State of California.

11) BINDING NATURE. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective representatives, heirs, successors and assigns.

12) WAIVER. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

13) PARTIAL INVALIDITY. The invalidity or unenforceability of any particular provision of this Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

14) BREACH OF AGREEMENT. In the event that either of the parties hereto shall breach or fail in the performance of their respective obligations hereunder, the nonbreaching party has the option to terminate forthwith in writing and without prior notice.

15) CALIFORNIA LAW. This is a California contract and shall be interpreted and applied under the laws and statutes of the State of California. The parties agree that any lawsuit brought under or in relation to this contract shall be conducted only in Los Angeles County and, assuming the amount in controversy is sufficient, only in the Superior Court of the State of California, Los Angeles County, South Bay District. The parties to this Agreement consent and stipulate to the personal jurisdiction of such court over any dispute.

16) NOTICES. All notices required by this Agreement shall be in writing and shall be deemed to have been duly given by the party when posted by certified mail to the other party at the following addresses:

To:	Thomas R. Mooney	Address:	1605 Shadow Oaks Place Thousand Oaks, CA 91362
To:	Hi-Shear Technology Corporation Attn: George W. Trahan	Address:	24225 Garnier Street Torrance, CA 90505

17) PROPRIETARY RIGHTS OF OTHERS. The Consultant agrees to provide the services based on his accumulated knowledge in the technical fields covered by this Agreement and amendments thereto, supported by information available in the public domain. No proprietary property of any other company or individual will be used by Consultant during the execution of this contract without written authorization from the owner of such property. All such authorizations shall be submitted to the Company. Consultant assumes full responsibility for Consultant violations of the proprietary property rights of others. Consultant agrees to indemnify and hold HSTC, its officers, agents, and employees harmless from any claim, expense, defense cost (including all attorneys' fees), damages or judgment of any kind whatsoever arising out of or incidental to the performance of this Agreement occasioned in whole or in part by Consultant's use of proprietary property of others.

18) ENTIRE AGREEMENT. This Agreement supersedes any and all agreements, whether oral or written, between the parties hereto, with respect to the employment of Consultant by the Company and contains all of the covenants and agreements between the parties with respect to the rendering of such services in any manner whatsoever. Each party to this Agreement acknowledges that no representations, inducements, promises or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not embodied herein, and that no other agreement, statement or promise with respect to such employment not contained in this Agreement shall be valid or binding. Any modification of this Agreement will be effective only if it is in writing and signed by the parties hereto.

IN TESTIMONY HEREOF, the parties hereto have hereunto executed this Agreement as of the day and year first above written.

HI-SHEAR TECHNOLOGY CORPORATION ______________________________

By:	/s/ Thomas R. Mooney	By:	/s/ George W. Trahan
	Thomas R. Mooney		George W. Trahan
Date:	28 Feb 05	Date:	2-28-05

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Exhibit "A" To Consulting Agreement

Reference: Agreement between Thomas R. Mooney and Hi-Shear Technology Corporation dated February 28, 2005.

The following statement of work / terms and conditions are incorporated into the Consulting Agreement between Thomas R. Mooney and Hi-Shear Technology Corporation dated February 28, 2005 as if fully set forth at length:

1) STATEMENT OF WORK. Consultant to work on and consult on projects as assigned by Hi-Shear Technology Corporation (the "Company"), either orally or in writing. All efforts to be coordinated and agreed to by Hi-Shear's President/CEO. Consultant shall submit to the Company a monthly report describing effort on behalf of the Company during that period.

2) PAYMENT. The Company shall pay the Consultant or his estate if deceased or disabled pursuant to this Agreement at a rate of $15,000 per month for the first 12 months, and $15,750 for the second 12 months. In addition during the term of this Agreement the following incentive fees will be paid: An incentive fee in the amount of 15% of the CEO's annual cash incentive amount shall be paid annually. These payments will be paid concurrent with the CEO's payment. This Agreement and services of Consultant shall expire on February 28, 2007.

3) TERMINATION. The Company may terminate the Consultant's employment under this Agreement at any time for Cause. "Cause" shall exist for such termination if Consultant has in the reasonable judgment of the Company's Board of Directors, engaged in serious misconduct, which conduct has, or would if generally known, materially adversely affect the good will or reputation of the Company and which conduct the Consultant has not cured or altered to the satisfaction of the Board of Directors within ten (10) days following notice by the Board of Directors to the Consultant regarding such conduct. If the Company terminates the Consultant's employment under this Agreement pursuant to the provisions herein, the Consultant shall not be entitled to receive any compensation following the date of such termination.

4) EXPENSES

4.1 Consultant shall be entitled to reimbursement of all reasonable expenses actually incurred in the course of this Agreement. Consultant shall submit to the Company a standardized expense report form, provided by the Company, and shall attach thereto receipts for all expenditures.

4.2 The Company shall reimburse Consultant within fifteen (15) days after submission by Consultant of his expense report.

5) FULL PAYMENT. Consultant agrees that the compensations as provided for in the foregoing shall constitute the full payment for the Consultant's services and for the rights of the Company as defined in the foregoing, which shall include the rights to make, use and sell without any further payments to the Consultant. (It is understood that this applies to the designs during this contract and not prior efforts).

6) PROPERTY RETURN. Consultant further agrees that at the completion of his services for the Company, or at an earlier time upon demand by the Company, the Consultant will deliver to the Company any and all drawings, notes, memoranda, specifications, technical data, and documents containing or disclosing any of the information or materials resulting from his services as defined herein and in the Consultant's possession during and at the termination of his services for the Company.

7) INDEPENDENT CONTRACTOR. It is understood that, for all purposes, Consultant shall be an independent contractor and shall not be either an agent or employee of the Company. Consultant agrees to be responsible for payment of all federal, state and local taxes incurred by him, including but not limited to taxes on income, withholding taxes, social security and any other taxes which may be due by the Consultant by reason of performance of this Agreement.

8) CORPORATE APPROVALS. The Company represents and warrants that the execution of this Agreement by its corporate officer named below has been duly authorized by the Board of Directors of the Company, is not in conflict with any Bylaw or other agreement and will be a binding obligation of the Company, enforceable in accordance with its terms.

/s/ George W. Trahan	/s/ Thomas R. Mooney
for: Hi-Shear Technology Corporation George W. Trahan	Thomas R. Mooney

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EXHIBIT 10.3.2

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT is entered into as of February 28, 2005 by and between Hi-Shear Technology Corporation, a Delaware corporation (hereinafter referred to as the "Company"), and George W. Trahan (hereinafter referred to as "Executive") under the following terms and conditions:

RECITALS:

WHEREAS, the Company and Executive are parties to that certain Employment Agreement dated February 28, 2000, the term of which expired as of February 28, 2005;

WHEREAS, the Company and Executive desire to set forth the terms and conditions on which (i) the Company shall continue to employ Executive, (ii) Executive shall continue to render services to the Company, and (iii) the Company shall compensate Executive for such services; and

WHEREAS, in connection with the continued employment of Executive by the Company, the Company desires to restrict Executive's rights to compete with the business of the Company.

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements hereinafter set forth, the parties hereto agree as follows:

1. EMPLOYMENT.

The Company hereby employs Executive and Executive hereby accepts employment with the Company upon the terms and conditions hereinafter set forth.

2. TERM.

2.1 The term of this Agreement (the "Term") shall be for a period commencing on the Effective Date (as defined in Section 2.3 below) of this Agreement and shall continue through February 28, 2007, unless sooner terminated as provided in Paragraph 6. This two-year period, as the same may be extended hereafter by agreement of the parties or terminated pursuant hereto, is hereinafter referred to as the "Term".

2.2 For purposes of extending the term of the relationship between the Company and Executive, the parties agree to enter into good faith negotiations within sixty (60) days prior to the end of the Term. In the event that the parties are unable to reach an agreement by the end of the Term, this Agreement shall be automatically terminated on February 28, 2007.

2.3 The effective date of this Agreement shall be February 28, 2005 (the "Effective Date").

3. COMPENSATION.

3.1 For all services rendered by Executive under this Agreement, the Company shall pay or cause one or more of its subsidiaries to pay Executive or his estate, if deceased, a salary of $400,000 per year. Salary will be increased to $440,000 per year at February 28, 2006. The Company shall pay such compensation to Executive or his estate semi-monthly in accordance with its standard practice for payment of compensation.

3.2 As additional compensation, Executive shall be eligible to participate in the executive bonus pool program established by the Board and administered by the Compensation Committee.

3.3 All compensation shall be subject to customary withholding tax and other employment taxes as are required with respect to compensation paid by a corporation to an employee.

4. DUTIES AND RESPONSIBILITIES.

4.1 Executive shall, during the Term of this Agreement, devote his full attention and expend his best efforts, energies, and skills, on a full-time basis, to the business of the Company and any corporation controlled by the Company (each, a "Subsidiary"). For purposes of this Agreement, the term the "Company" shall mean the Company and all Subsidiaries. The Company agrees that the devotion of reasonable amounts of time to business activities separate from and outside the scope of the business of the Company will not violate the terms of this Agreement, on the conditions that (i) such activities are not corporate opportunities of the Company; and (ii) such activities do not interfere with the performance of Executive's duties hereunder.

4.2 During the Term of this Agreement, Executive shall serve as the President, Chief Executive Officer and Co-chairman or in such other capacity as determined by the Board of Directors or its Executive Committee, if any. In the performance of all of his responsibilities hereunder, Executive shall be subject to all of the Company's policies, rules, and regulations applicable to its employees of comparable status and shall report directly to, and shall be subject to, the direction and control of the Board of Directors of the Company and shall perform such duties as shall be assigned to him by the Board of Directors or its Executive Committee. In performing such duties, Executive will be subject to and abide by, and will use his best efforts to cause other employees of the Company to be subject to and abide by, all policies and procedures developed by the Board of Directors or its Executive Committee.

4.3 Without first obtaining the written permission of the Board of Directors of the Company, Executive will not authorize or permit the Company to engage the services of, or engage in any business activity with, or provide any financial or other benefit to, any affiliate of Executive. The phrase "affiliate of Executive" as used in this Section shall mean and include Executive's family by blood or marriage (including, without limitation, parents, spouse, siblings, children and in-laws), and any business or business entity which is directly or indirectly owned or controlled by Executive or any member of the Executive's family or in which Executive or any member of the Executive's family has any direct or indirect financial interest whatsoever.

4.4 To induce the Company to enter into this Agreement, the Executive represents and warrants to the Company that (a) the Executive is not a party or subject to any employment agreement or arrangement with any other person, firm, company, corporation or other business entity, (b) the Executive is subject to no restraint, limitation or restriction by virtue of any agreement or arrangement, or by virtue of any law or rule of law or otherwise which would impair the Executive's right or ability (i) to enter the employ of the Company, or (ii) to perform fully his duties and obligations pursuant to this Agreement, and (c) to the best of Executive's knowledge no material litigation is pending or threatened against any business or business entity owned or controlled or formerly owned or controlled by Executive.

5. RESTRICTIVE COVENANTS.

5.1 Executive acknowledges that (i) he has a major responsibility for the operation, administration, development and growth of the Company's business, (ii) the Company's business is or may become national or international in scope, (iii) his work for the Company has brought him and will continue to bring him into close contact with confidential information of the Company and its customers, and (iv) the agreements and covenants contained in this Section 5.1 are essential to protect the business interest of the Company and that the Company will not enter into this Agreement but for such agreements and covenants. Accordingly, the Executive covenants and agrees as follows:

5.1(a) Except as otherwise provided for in this Agreement, during the Term of this Agreement and, if this Agreement is terminated for any reason during the Term, for two (2) years following such date of termination (the "Termination Period"), the Executive shall not, directly or indirectly, compete with respect to any services or products of the Company which are either offered or are being developed by the Company as of the date of termination; or, without limiting the generality of the foregoing, be or become, or agree to be or become, interested in or associated with, in any capacity (whether as a partner, shareholder, owner, officer, director, Executive, principal, agent, creditor, trustee, consultant, co-venturer or otherwise) any individual, corporation, firm, association, partnership, joint venture or other business entity, which competes with respect to any services or products of the Company which are either offered or are being developed by the Company as of the data of termination; provided, however, that the Executive may own, solely as an investment, not more than one percent (1%) of any class of securities of any publicly held corporation in competition with the Company whose securities are traded on any national securities exchange in the United States of America, and may retain his ownership interest in those entities referred to in Section 4.1 above.

5.1(b) During the term of this Agreement and, if applicable, during the Termination Period, the Executive shall not, directly or indirectly, (i) induce or attempt to influence any executive of the Company to leave its employ, (ii) aid or agree to aid any competitor, customer or supplier of the Company in any attempt to hire any person who shall have been employed by the Company within the one (1) year period preceding such requested aid, or (iii) induce or attempt to influence any person or business entity who was a customer or supplier of the Company during any portion of said period to transact business with a competitor of the Company in Company's business.

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5.1(c) During the Term of this Agreement, the Termination Period, if applicable, and thereafter, the Executive shall not disclose to anyone any information about the affairs of the Company, including, without limitation, trade secrets, trade "know-how", inventions, customer lists, business plans, operational methods, pricing policies, marketing plans, sales plans, identity of suppliers or customers, sales, profits or other financial information, which is confidential to the Company or is not generally known in the relevant trade, nor shall the Executive make use of any such information for his own benefit.

5.2 If the Executive breaches, or threatens to commit a breach of Section 5.1 (the "Restrictive Covenants"), the Company shall have the following rights and remedies, each of which shall be enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to the Company at law or in equity.

5.2(a) The Executive shall account for and pay over to the Company all compensation, profits, and other benefits, after taxes, which inure to Executive's benefit which are derived or received by the Executive or any person or business entity controlled by the Executive resulting from any action or transactions constituting a breach of any of the Restrictive Covenants.

5.2(b) Notwithstanding the provisions of subsection 5.2(a) above, the Executive acknowledges and agrees that in the event of a violation or threatened violation of any of the provisions of Section 5.1, the Company shall have no adequate remedy at law and shall therefore be entitled to enforce each such provision by temporary or permanent injunctive or mandatory relief obtained in any court of competent jurisdiction without the necessity of proving damages, posting any bond or other security, and without prejudice to any other rights and remedies which may be available at law or in equity.

5.3 If any of the Restrictive Covenants, or any part thereof, is held to be invalid or unenforceable, the same shall not affect the remainder of the covenant or covenants, which shall be given full effect, without regard to the invalid or unenforceable portions. Without limiting the generality of the foregoing, if any of the Restrictive Covenants, or any part thereof, is held to be unenforceable because of the duration of such provision or the area covered thereby, the parties hereto agree that the court making such termination shall have the power to reduce the duration and/or area of such provision and, in its reduced form, such provision shall then be enforceable.

5.4 The parties hereto intend to and hereby confer jurisdiction to enforce the Restrictive Covenants upon the courts of any jurisdiction within the geographical scope of such Restrictive Covenants. In the event that the courts of any one or more of such jurisdictions shall hold such Restrictive Covenants wholly unenforceable by reason of the breadth of such scope or otherwise, it is the intention of the parties hereto that such determination not bar or in any way affect the Company's right to the relief provided above in the courts of any other jurisdictions within the geographical scope of such Restrictive Covenants, as to breaches of such covenants in such other respective jurisdictions, the above covenants as they relate to each jurisdiction being, for this purpose, severable into diverse and independent covenants.

6. TERMINATION.

6.1 The Company may terminate the Executive's employment under this Agreement at any time for Cause. "Cause" shall exist for such termination if Executive (i) is adjudicated guilty of illegal activities of consequence by a court of competent jurisdiction, (ii) commits any act of fraud or intentional misrepresentation, (iii) has, in the reasonable judgment of the Company's Board of Directors, engaged in serious misconduct, which conduct has, or would if generally known, materially adversely affect the good will or reputation of the Company and which conduct the Executive has not cured or altered to the satisfaction of the Board of Directors within ten (10) days following notice by the Board of Directors to the Executive regarding such conduct, or (iv) has made any material misrepresentation to the Company under Sections 4 and 5 hereof.

6.2 If the Company terminates the Executive's employment under this Agreement pursuant to the provisions of Section 6.1 hereof, the Executive shall not be entitled to receive any compensation following the date of such termination.

6.3 The Company may terminate this Agreement without notice if the Executive is unable due to mental or physical illness or injury to perform Executive's duties in a normal and regular manner for a period of six consecutive months or death. The termination shall be effective as of the end of the calendar month in which the disability period ends or death.

Upon termination because of disability or death, the Executive or his estate if deceased shall be entitled to receive compensation for 36 months from the date of such termination (such payments to be diminished, however, by the extent to which the Executive receives compensation during such 36 month period from any disability insurance) in an amount equal to the monthly compensation paid Executive for the month prior to such termination.

6.4 If Executive's employment with the Company is terminated for any reason other than: (i) the death or permanent disability of the Executive, (ii) pursuant to the provisions of Section 6.1 above, or (iii) the Executive's voluntary termination, the Executive shall continue to receive compensation for 48 months from the date of such termination (provided, however, that (1) payments by the Company shall be diminished by the extent to which the Executive receives compensation during such 48-month period from a third party employer, and (2) total compensation shall not in any event equal or exceed three times the entire compensation received by Executive during the one-year period immediately preceding the date of such termination) in an amount equal to the monthly compensation paid Executive for the month prior to such termination.

7. EXPENSES.

7.1 Executive shall be entitled to reimbursement of all reasonable expenses actually incurred in the course of his employment. Executive shall submit to the Company a standardized expense report form, provided by the Company, and shall attach thereto receipts for all expenditures.

7.2 The Company shall reimburse Executive within fifteen (15) days after submission by Executive of his expense report.

7.3 In recognition of the requirements for business travel, the Company shall provide Executive with the use of a Cadillac Seville or other automobile of equivalent cost of Executive's choice. The automobile may be purchased by the Executive at the end of the lease term or renewal of a new lease for $1.00.

8. THE COMPANY'S AUTHORITY

Executive agrees to observe and comply with the reasonable rules and regulations of the Company as adopted by the Company's Board of Directors or Executive Committee either orally or in writing, with respect to the performance of his duties and the carrying out and performance of the orders, directions, and policies of the Board of Directors as stated by the Board of Directors to the Executive from time to time, either orally or in writing.

9. PAID VACATION; SICK LEAVE; INSURANCE.

9.1 Executive shall be entitled to paid vacation each year equal to twelve (12) weeks per year. Periods when executive is in contact and responsible shall not be considered vacation periods.

9.2 The Executive shall be entitled to reasonable periods of paid sick leave during the Term of this Agreement in accordance with the Company's policy regarding such sick leave.

9.3 The Company shall provide Executive, at the Company's full expense, participation in group medical, dental, and life insurance plans of the Company as may be provided by the Company from time to time, subject to and to the extent that, the Executive is eligible under such benefit plans in accordance with their respective terms. Coverage under the Company's group medical, dental and life insurance plans at the Company's full expense will be extended to Executive for five (5) years after the termination of this Agreement except in the case of termination under Section 6. 1 above.

10. MISCELLANEOUS.

10.1 The Company may, from time to time, apply for and take out, in its own name and at its own expense, life, health, accident, disability or other insurance upon the Executive in any sum or sums that it may deem necessary to protect its interests, and the Executive agrees to aid and cooperate in all reasonable respects with the Company in procuring any and all such insurance, including without limitation, submitting to the usual and customary medical examinations, and by filling out, executing and delivering such applications and other instruments in writing as may be reasonably required by an insurance company or companies to which an application or applications for such insurance may be made by or for the Company. In order to induce the Company to enter this Agreement, the Executive represents and warrants to the Company that to the best of his knowledge the Executive is insurable at standard (non-rated) premiums.

10.2 This Agreement is a personal contract, and the rights and interests of the Executive hereunder may not be sold, transferred, assigned, pledged or hypothecated except as otherwise expressly permitted by the provisions of this Agreement. The Executive shall not under any circumstances have any option or right to require payment hereunder otherwise than in accordance with the terms hereof. Except as otherwise expressly provided herein, the Executive shall not have any power of anticipation, alienation or assignment of payments contemplated hereunder, and all rights and benefits of the Executive shall be for the sole personal benefit of the Executive, and no other person shall acquire any right, title or interest hereunder by reason of any sale, assignment, transfer, claim or judgment or bankruptcy proceedings against the Executive; provided, however, that in the event of the Executive's death, the Executive's estate, legal representative or beneficiaries (as the case may be) shall have the right to receive all of the benefit that accrued to the Executive pursuant to, and in accordance with, the terms of this Agreement.

10.3 The Company shall have the right to assign this Agreement to any successor of substantially all of its business or assets, and any such successor shall be bound by all of the provisions hereof.

11. NOTICES.

All notices, requests, demands and other communications provided for by this Agreement shall be in writing and (unless otherwise specifically provided herein) shall be deemed to have been given at the time when mailed in any general or branch United States Post Office, enclosed in a registered or certified postpaid envelope, addressed to the parties stated below or to such changed address as such party may have fixed by notice:

TO THE COMPANY: Hi-Shear Technology Corporation
24225 Garnier Street
Torrance, CA 90505-5323
Attn: President/CEO

EXECUTIVE: George W. Trahan
Hi-Shear Technology Corporation
24225 Garnier Street
Torrance, CA 90505-5323

COPY TO: Thomas R. Mooney
24225 Garnier Street
Torrance, CA 90505-5323

12. ENTIRE AGREEMENT.

This Agreement supersedes any and all agreements, whether oral or written, between the parties hereto, with respect to the employment of Executive by the Company and contains all of the covenants and agreements between the parties with respect to the rendering of such services in any manner whatsoever. Each party to this Agreement acknowledges that no representations, inducements, promises or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not embodied herein, and that no other agreement, statement or promise with respect to such employment not contained in this Agreement shall be valid or binding. Any modification of this Agreement will be effective only if it is in writing and signed by the parties hereto.

13. PARTIAL INVALIDITY.

If any provision in this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions shall nevertheless continue in full force and effect without being impaired or invalidated in any way.

14. ATTORNEYS' FEES.

Should any litigation or arbitration be commenced between the parties hereto or their personal representatives concerning any provision of this Agreement or the rights and duties of any person in relation thereto, the party prevailing in such litigation or arbitration shall be entitled, in addition to such other relief as may be granted, to a reasonable sum as and for its or their attorneys' fees in such litigation or arbitration which shall be determined by the court or arbitration board.

15. ARBITRATION.

Any matter of disagreement arising under this Agreement shall be submitted for decision to a panel of three neutral arbitrators with expertise in the subject matter to be arbitrated. One arbitrator will be selected by each party and the two arbitrators so selected shall select the third arbitrator. The arbitration shall be conducted in accordance with the rules of the American Arbitration Association. The decision and award rendered by the arbitrators shall be final and binding. Judgment upon the award may be entered in any court having jurisdiction thereof. Any arbitration shall be held in Los Angeles, California, or such other place which may be mutually agreed upon by the parities.

16. GOVERNING LAW.

This Agreement will be governed by and construed in accordance with the laws of the State of California.

17. BINDING NATURE.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective representatives, heirs, successors and assigns.

18. WAIVER.

No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

19. CORPORATE APPROVALS.

The Company represents and warrants that the execution of this Agreement by its corporate officer named below has been duly authorized by the Board of Directors of the Company, is not in conflict with any Bylaw or other agreement and will be a binding obligation of the Company, enforceable in accordance with its terms.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date above written.

THE COMPANY: HI-SHEAR TECHNOLOGY CORPORATION

By: /s/ Thomas R. Mooney

Thomas R. Mooney

EXECUTIVE: /s/ George W. Trahan

George W. Trahan

9

EXHIBIT 10.6.3.4

For Bank Use Only Reviewed by__________

Due DECEMBER 15, 2006

Customer # 1105510939 Loan # 83

AMENDMENT TO LOAN AGREEMENT AND NOTE

This amendment the ("Amendment"), dated as of the date specified below, is by and between the borrower (the "Borrower") and the bank (the "Bank") identified below.

RECITALS

A. The Borrower and the Bank have executed a Loan Agreement (the "Agreement") dated MARCH 23, 2000 and the Borrower has executed a Note (the " Note "), dated FEBRUARY 15, 2001, either or both which may have been amended and replaced from time to time, and the Borrower (and if applicable, certain third parties) have executed the collateral documents which may or may not be identified in the Agreement and certain other related documents (collectively the "Loan Documents"), setting forth the terms and conditions upon which the Borrower may obtain loans from the Bank from time to time in the original amount of $5,500,000.00, as may be amended from time to time.

B. The Borrower has requested that the Bank permit certain modifications to the Agreement and Note as described below.

C. The Bank has agreed to such modifications, but only upon the terms and conditions outlined in this Amendment.

TERMS OF AGREEMENT

In consideration of the mutual covenants contained herein, and for other good and valuable consideration, the Borrower and the Bank agree as follows:

{X} Change of Maturity Date. If checked here, any references in the Agreement or Note to the maturity date or date of final payment are hereby deleted and replaced with "DECEMBER 15, 2006".

{ } Change in Maximum Loan Amount. If checked here, all references in the Agreement and in the Note (whether or not numerically) to the maximum loan amount are hereby deleted and replaced with "$_____", which evidences an additional $____ available to be advanced subject to the terms and conditions of the Agreement and Note.

{ } Temporary Increase in Maximum Loan Amount. If checked here, notwithstanding the maximum principal amount that may be borrowed from time to time under the Agreement and Note, the maximum principal amount that may be borrowed thereunder shall increase from $_______________ to $_________ effective ___________ through __________ annually. On ___ through _______annually, the maximum principal amount that may be borrowed thereunder shall revert to $____ and any loans outstanding in excess of that amount will be immediately due and payable without further demand by the Bank.

{ } Change in Multiple Advance Termination Date. If checked here, all references in the Agreement and in the Note to the termination date for multiple advances are hereby deleted and replaced with " ____ ".

Change in Financial Covenant(s).

(i) ___ If checked here, all references to "$____________" in the

Agreement as the minimum Net Working Capital amount are hereby deleted and replaced with "$_____________" for the period beginning _________ and thereafter.

(ii) ___ If checked here, all references to "$__________" in the Agreement as the minimum Tangible Net Worth amount are hereby deleted and replaced with "$_________"for the period beginning _________ and thereafter.

(iii) ___ If checked here, all references to "__________" in the Agreement as the maximum Debt to Worth Ratio are hereby deleted and replaced with "___________" for the period beginning ___________and thereafter.

(iv) ___ If checked here, all references to "_________" in the Agreement as the minimum Current Ratio are hereby deleted and replaced with "___________" for the period beginning ____________and thereafter.

(v) ___ If checked here, all references to "$____________" in the Agreement as the maximum Capital Expenditures amount are hereby deleted and replaced with "$_________" for the period beginning ____________ and thereafter.

(vi) ___ If checked here, all references to "_______" in the Agreement as the minimum Cash Flow Coverage Ratio are hereby deleted and replaced with "______________" for the period beginning ___________ and thereafter.
(vii) ___ If checked here, all references to "$____________" in Agreement as the maximum Officers, Directors, Partners, and Management Salaries and Other Compensation amount are hereby deleted and replaced with "$_________" for the period beginning _______________ and thereafter.

{ } Change in Payment Schedule. If checked here, effective upon the date of this Amendment, any payment terms are amended as follows:

Dated as of FEBRUARY 22, 2005

(Individual Borrower)

____

Borrower Name ________________N/A____

____

Borrower Name ______________N/A______

HI-SHEAR TECHNOLOGY, CORP.
Borrower Name (Organization)
a DELAWARE Corporation

By: /s/ George W. Trahan

Name and Title: GEORGE W. TRAHAN, PRESIDENT/CEO

By: /s/ Gregory J. Smith

Name and Title: GREGORY J. SMITH, V.P. FINANCE/CFO

Agreed to:
U.S. BANK N.A.

By: /s/ Debra Sandford

Name and Title: DEBRA SANDFORD
SENIOR VICE PRESIDENT

EXHIBIT 31.1

CERTIFICATIONS

I, George W. Trahan, certify that:

1. I have reviewed this Form 10-KSB of Hi-Shear Technology Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: September 13, 2005

/s/ George W. Trahan

George W. Trahan

President, Chief Executive Officer and
Co-chairman

EXHIBIT 31.2

CERTIFICATIONS

I, Gregory J. Smith, certify that:

1. I have reviewed this Form 10-KSB of Hi-Shear Technology Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: September 13, 2005

/s/ Gregory J. Smith

Gregory J. Smith
Vice President of Finance and Chief
Financial Officer

EXHIBIT 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying Annual Report on Form 10-KSB of Hi-Shear Technology Corporation for the year ended May 31, 2005, I, George W. Trahan, President, Chief Executive Officer and Co-chairman of Hi-Shear Technology Corporation, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that:

(1) such Annual Report on Form 10-KSB for the year ended May 31, 2005, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in such Annual Report on Form 10-KSB for the year ended May 31, 2005, fairly presents, in all material respects, the financial condition and results of operations of Hi-Shear Technology Corporation.

/s/ George W. Trahan

George W. Trahan
President, Chief Executive Officer and Co-chairman

September 13, 2005

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Hi-Shear Technology Corporation and will be retained by Hi-Shear Technology Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying Annual Report on Form 10-KSB of Hi-Shear Technology Corporation for the year ended May 31, 2005, I, Gregory J. Smith, Vice President of Finance and Chief Executive Officer of Hi-Shear Technology Corporation, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that:

(1) such Annual Report on Form 10-KSB for the year ended May 31, 2005, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in such Annual Report on Form 10-KSB for the year ended May 31, 2005, fairly presents, in all material respects, the financial condition and results of operations of Hi-Shear Technology Corporation.

/s/ Gregory J. Smith

Gregory J. Smith
Vice President of Finance and Chief Financial Officer

September 13, 2005

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Hi-Shear Technology Corporation and will be retained by Hi-Shear Technology Corporation and furnished to the Securities and Exchange Commission or its staff upon request.